    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 14, 2000
                                            REGISTRATION STATEMENT NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             CONEXANT SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                                  4311 JAMBOREE ROAD                                25-1799439
(STATE OR OTHER JURISDICTION OF               NEWPORT BEACH, CALIFORNIA 92660-3095                    (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                           (949) 483-4600                             IDENTIFICATION NO.)
                                  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                                      AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)


                            DENNIS E. O'REILLY, ESQ.
                             SENIOR VICE PRESIDENT,
                          GENERAL COUNSEL AND SECRETARY
                             CONEXANT SYSTEMS, INC.
                               4311 JAMBOREE ROAD
                      NEWPORT BEACH, CALIFORNIA 92660-3095
                                 (949) 483-4600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)

                                    COPY TO:

                                   RAYMOND LIN
                                LATHAM & WATKINS
                                885 THIRD AVENUE
                            NEW YORK, NEW YORK 10028
                                 (212) 906-1200

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               CALCULATION OF REGISTRATION FEE

                                                                              PROPOSED        PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF                             AMOUNT TO       MAXIMUM OFFERING   AGGREGATE OFFERING       AMOUNT OF
      SECURITIES TO BE REGISTERED                        BE REGISTERED      PRICE PER UNIT         PRICE(1)         REGISTRATION FEE
      ---------------------------                        -------------     ----------------   ------------------    ----------------
4% Convertible Subordinated Notes Due 2007               $650,000,000            100%            $650,000,000          $171,600

Common Stock, par value $1 per share (including       6,018,518 shares(2)
the associated Preferred Share Purchase Rights)

(1) Equals the aggregate principal amount of the notes being registered. Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2) Represents the number of shares of common stock, including the associated preferred share purchase rights, that are currently issuable upon conversion of the notes. Pursuant to Rule 416 under the Securities Act, the registrant is also registering such indeterminate number of shares of common stock, including the associated preferred share purchase rights, as may be issued from time to time upon conversion of the notes as a result of the antidilution provisions relating to the notes. No additional consideration will be received for the common stock or the associated preferred share purchase rights, and therefore no registration fee is required pursuant to Rule 457(i).

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS INCOMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MARCH 14, 2000

PROSPECTUS

                                  $650,000,000


                             CONEXANT SYSTEMS, INC.


                   4% CONVERTIBLE SUBORDINATED NOTES DUE 2007
          SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES


        In February, 2000, we issued and sold $650,000,000 aggregate principal amount of our 4% Convertible Subordinated Notes Due February 1, 2007 in a private offering. This prospectus will be used by selling securityholders to resell the notes and the common stock issuable upon conversion of the notes. Interest on the notes is payable in arrears on February 1 and August 1 of each year, beginning on August 1, 2000. The notes mature on February 1, 2007 unless earlier converted or redeemed. The notes are unsecured and rank junior to our existing and future senior indebtedness.

        The holders of the notes may convert all or any portion of a note in multiples of $1,000 into our common stock at a conversion price of $108.00 per share, subject to adjustment in certain events. Our common stock is traded on the Nasdaq National Market under the symbol "CNXT". On March 13, 2000, the last reported sale price for our common stock on the Nasdaq National Market was $84.3125 per share.

        Prior to February 6, 2003, we may not redeem the notes. Beginning February 6, 2003 we may redeem all or a portion of the notes. Holders of the notes also have an option to require us to repurchase the notes should our business undergo certain fundamental changes. You can find a more extensive description of the notes, as well as a list of the prices at which the notes may be redeemed, beginning on page 18.

        We will not receive any proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon conversion of the notes. Other than selling commissions and fees and stock transfer taxes, we will pay all expenses of the registration and sale of the notes and the common stock.

        INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     The date of this prospectus is , 2000.


                                TABLE OF CONTENTS

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
                                                                          PAGE
                                                                          ----
PROSPECTUS SUMMARY...........................................................1
RISK FACTORS.................................................................3
RATIO OF EARNINGS TO FIXED CHARGES..........................................17
USE OF PROCEEDS.............................................................17
PRICE RANGE OF COMMON STOCK.................................................17
DIVIDEND POLICY.............................................................17
DESCRIPTION OF NOTES........................................................18
DESCRIPTION OF CAPITAL STOCK................................................27
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS...................................32
SELLING SECURITYHOLDERS.....................................................38
PLAN OF DISTRIBUTION........................................................39
LEGAL MATTERS...............................................................41
EXPERTS.....................................................................41
HOW TO OBTAIN MORE INFORMATION..............................................41
FORWARD-LOOKING STATEMENTS..................................................42

                               PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, included or incorporated by reference in this prospectus. For presentation purposes, references made to any fiscal year ending September 30 relate to the fiscal year ending on the nearest Friday to September 30 of such year.

                                   THE COMPANY

        We are the world's largest independent company focused exclusively on providing semiconductor products for communications electronics. With more than 30 years of experience in developing dial-up modem technology, we draw upon our expertise in mixed-signal processing and communications technology to deliver semiconductor integrated circuit products and system-level solutions for a broad range of communications applications. These products facilitate communications worldwide through wireless voice and data communications networks, cordless and cellular wireless telephony systems and emerging cable and wireless broadband communications networks. We have aligned our business into five platforms:
Personal Computing, Personal Imaging, Wireless Communications, Digital Infotainment and Network Access.

        Before December 31, 1998, we were a wholly-owned subsidiary of Rockwell International Corporation and, together with certain other subsidiaries and divisions of Rockwell, operated Rockwell's semiconductor systems business ("Semiconductor Systems"). On December 31, 1998, we became an independent, public company by means of a tax-free spin-off from Rockwell. Our principal offices are located at 4311 Jamboree Road, Newport Beach, California 92660-3095.

        Unless the context otherwise indicates, as used in this prospectus, all references to Conexant, we, us and our are to Semiconductor Systems for periods prior to our spin-off from Rockwell and to Conexant Systems, Inc. and its subsidiaries for periods following the spin-off.



                               RECENT DEVELOPMENTS

        We had revenues of $510.0 million in the quarter ended December 31, 1999, the first quarter of our fiscal 2000. This compared to revenues of $294.7 million in the first quarter of fiscal 1999 and $452.2 million in the fourth quarter of fiscal 1999. Net income in the first quarter of fiscal 2000 was $51.8 million compared to a net loss of $57.1 million in the first quarter of fiscal 1999 (which included special charges aggregating $37.9 million) and net income of $38.0 million in the fourth quarter of fiscal 1999.

        On March 10, 2000, we completed the acquisition of Maker Communications, Inc., a publicly-held company that is a provider of programmable, high-performance network processors, software solutions and development tools. We acquired Maker Communications in an all-stock transaction in which Maker Communications shareholders received approximately 12,196,000 shares of Conexant common stock, an aggregate purchase price of approximately $957 million based on the closing price of our common stock on December 17, 1999. This transaction utilizes the purchase method of accounting. Upon completion of this transaction, we recorded additional intangible assets of approximately $908 million. In each of the five years following the acquisition, we expect to record $182 million of non-deductible amortization of intangible assets. In addition, we expect to record a non-recurring charge for in-process research and development costs, the amount of which has not yet been finally determined. The purchase accounting adjustments are preliminary and subject to change upon receipt of final valuation information.

        In January 2000, we completed the acquisition of the wireless broadband business unit of Oak Technology, Inc. located in Bristol, England. The purchase price was approximately $25 million, paid in a combination of shares of our common stock and cash. We also completed the acquisition of Microcosm Communications Limited, a leading supplier of high-speed integrated circuits for fiber optic communications located in Bristol, England in January 2000. The purchase price was approximately $129 million, paid in shares of our common stock.

                                  THE OFFERING

SECURITIES OFFERED.................     $650,000,000 principal amount of 4% Convertible
                                        Subordinated Notes due 2007.
INTEREST...........................     4% per annum on the principal amount, payable
                                        semi-annually in arrears in cash on February 1 and
                                        August 1 of each year, commencing August 1, 2000.
CONVERSION.........................     Holders of the notes may convert each note into
                                        common stock at any time on or before February 1,
                                        2007 at a conversion price of $108.00 per share,
                                        subject to adjustment if certain events affecting
                                        our common stock occur.
SUBORDINATION......................     The notes are subordinated to all of our existing
                                        and future senior indebtedness, and are
                                        effectively subordinated to all debt and other
                                        liabilities of our subsidiaries (as defined in the
                                        Indenture) see "Description of
                                        Notes--Subordination of Notes".  Neither we nor
                                        our subsidiaries are limited from incurring debt,
                                        including senior indebtedness under the Indenture.
OPTIONAL REDEMPTION................     At any time on or after February 6, 2003, we may
                                        at our option redeem the notes on at least 30
                                        days' notice, in whole or in part, at the
                                        redemption prices set forth in this prospectus
                                        under "Description of Notes -- Optional Redemption
                                        by Conexant", together with accrued and unpaid
                                        interest.
FUNDAMENTAL CHANGE.................     If a fundamental change (as described under
                                        "Description of Notes -- Redemption at Option of
                                        the Holder") occurs on or before February 1, 2007,
                                        each holder of a note may require us to purchase
                                        all or part of the holder's notes at a redemption
                                        price equal to 100% of the outstanding principal
                                        amount of the notes being redeemed, plus accrued
                                        and unpaid interest.
USE OF PROCEEDS....................     We will not receive any of the proceeds from the
                                        sale of the notes or the common stock issuable
                                        upon conversion of the notes offered by this
                                        prospectus.
REGISTRATION RIGHTS................     Under the registration rights agreement we entered
                                        into with the initial purchasers of the notes, we
                                        have agreed to register the notes and the common
                                        stock issuable upon conversion of the notes,
                                        subject to certain conditions.  For a discussion
                                        of these conditions and the circumstances under
                                        which we are required to pay liquidated damages to
                                        holders of the notes upon our failure to fulfill
                                        our registration obligations, see "Description of
                                        Notes -- Registration Rights of Holders of the
                                        Notes."

                                  RISK FACTORS

        You should carefully consider and evaluate all of the information in this prospectus, including the risk factors listed below. Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could materially and adversely affect the price of the notes and the common stock.

OUR FUTURE SUCCESS DEPENDS LARGELY ON THE GROWTH OF OUR EXPANSION PLATFORMS.

        We are dependent on the success of our plan, begun in 1995, to diversify our business and expand into the following selected related product platforms:

        -      Network Access;

        -      Wireless Communications;

        -      Digital Infotainment; and

        -      Personal Imaging.

        We believe that these platforms offer higher growth prospects than our dial-up PC modem business. Our future financial performance and overall success, particularly in the long term, will depend largely on two factors:

        - first, the rate of sales growth and margin contribution of our expansion platforms; and

        - second, whether these platforms will increase their contribution to our financial performance and be sufficient to offset the decline in sales of our dial-up PC modem chipset products.

        There are numerous risks inherent in our diversification and expansion strategy, many of which are beyond our control. In certain product lines within these expansion platforms, we currently have minimal market presence relative to other more established competitors. Moreover, success with these expansion platforms will depend, in part, on the ability of our customers to develop new and enhanced products and to successfully introduce and market those products to end users. We cannot assure you that our diversification and expansion program will be successful. A failure of this program would have a material adverse effect on our business, financial condition and results of operations.

WE MUST INCUR SUBSTANTIAL RESEARCH AND DEVELOPMENT EXPENSES.

        The semiconductor industry requires substantial investment in research and development. In order to remain competitive, we must continue to make substantial investments in research and development to develop new and enhanced products. We cannot assure you that we will have sufficient resources to develop new and enhanced technologies and competitive products. Our failure to continue to make sufficient investments in research and development programs could have a material adverse effect on our business, financial condition and results of operations.

OUR SUCCESS IS DEPENDENT UPON OUR ABILITY TO TIMELY DEVELOP NEW PRODUCTS AND REDUCE COSTS.

        Our operating results will depend largely on our ability to continue to introduce new and enhanced semiconductor products on a timely basis. Successful product development and introduction depends on numerous factors, including, among others:

        - our ability to anticipate customer and market requirements and changes in technology and industry standards;

        -      our ability to accurately define new products;

        - our ability to timely complete new products and introduce our products to the market;

        - our ability to differentiate our products from offerings of our competitors; and

        -      market acceptance of our products.

        Furthermore, we are required to continually evaluate expenditures for planned product development and to choose among alternative technologies based upon our expectations of future market growth. We cannot assure you that we will be able to develop and introduce new or enhanced products in a timely and cost-effective manner, that our products will satisfy customer requirements or achieve market acceptance, or that we will be able to anticipate new industry standards and technological changes. We also cannot assure you that we will be able to respond successfully to new product announcements and introductions by competitors.

        In addition, prices of established products may decline, sometimes significantly, over time. We believe that in order to remain competitive we must continue to reduce the cost of producing and delivering existing products at the same time that we develop and introduce new or enhanced products. We cannot assure you that we will be able to continue to reduce the cost of our products to remain competitive.

WE MUST INCUR SIGNIFICANT CAPITAL EXPENDITURES FOR MANUFACTURING TECHNOLOGY AND EQUIPMENT TO REMAIN COMPETITIVE.

        The semiconductor industry is highly capital intensive. Semiconductor manufacturing requires a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit smaller, more efficient and more powerful semiconductor devices. We maintain our own manufacturing, assembly and test facilities which have required and will continue to require significant investments in manufacturing technology and equipment.

        We expect fiscal 2000 capital expenditures to be substantially higher than the $214 million spent on capital expenditures during fiscal 1999. There can be no assurance that we will have sufficient capital resources to make necessary investments in manufacturing technology and equipment.

WE FACE A RISK THAT CAPITAL NEEDED FOR OUR BUSINESS WILL NOT BE AVAILABLE WHEN WE NEED IT.

        We believe that cash flows from operations, proceeds from our recent offering of $650 million of our 4% Convertible Subordinated Notes Due 2007, existing cash reserves and available borrowings under our three-year $350 million secured revolving credit facility will be sufficient to satisfy our future research and development, capital expenditure, working capital and other financing requirements. However, we cannot assure you that this will be the case or that we will have access to alternative sources of capital on favorable terms or at all.

        In addition, we have and will continue to review on an ongoing basis strategic investments and acquisitions which will help us grow our business. These investments and acquisitions may require additional capital resources. We cannot assure you that the capital required to fund these investments and acquisitions will be available in the future.

OUR OPERATING RESULTS MAY BE IMPACTED BY SUBSTANTIAL QUARTERLY AND ANNUAL FLUCTUATIONS AND MARKET DOWNTURNS.

        These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

        -      the effects of competitive pricing pressures;

        -      decreases in average selling prices of our products;

        - production capacity levels and fluctuations in manufacturing yields;

        -      availability and cost of products from our suppliers;

        -      the gain or loss of significant customers;

        - our ability to develop, introduce and market new products and technologies on a timely basis;

        -      new product and technology introductions by competitors;

        -      changes in the mix of products produced and sold;

        -      market acceptance of our products and our customers' products;

        -      intellectual property disputes;

        -      seasonal customer demand;

        -      the timing of significant orders; and

        -      the timing and extent of product development costs.

        General economic or other conditions causing a downturn in the market for semiconductor products, affecting the timing of customer orders or causing order cancellations or rescheduling of orders, could also adversely affect our operating results. Moreover, our customers may change delivery schedules or cancel or reduce orders without significant penalty and generally are not subject to minimum purchase requirements.

        The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. If our operating results fail to meet the expectations of analysts or investors, it could materially and adversely affect the price of our common stock.

WE FACE A RISK THAT WE WILL BE UNABLE TO INTEGRATE COMPANIES WE ACQUIRE.

        We have recently completed several acquisitions, including the recent acquisitions of Microcosm, the wireless broadband business of Oak Technology, Inc., Istari Design, Inc., and Maker Communications, Inc. From time to time, we evaluate acquisitions and may make additional acquisitions in the future. Integrating acquired organizations and their products and services may be expensive, time-consuming and a strain on our resources. Risks we could face with respect to acquisitions include:

        - the difficulty of integrating acquired technology into our product offerings;

        - the failure successfully to integrate acquired technology, resulting in the impairment of amounts currently capitalized as intangible assets;

        -      the impairment of relationships with employees and customers;

        - the difficulty of coordinating and integrating geographically-dispersed operations;

        - the difficulty of coordinating and integrating overall business strategies and sales and marketing and research and development efforts;

        - the potential disruption of our ongoing business and distraction of management;

        -      the maintenance of brand recognition of acquired businesses;

        - the maintenance of corporate cultures, controls, procedures and policies; and

        - the potential unknown liabilities associated with acquired businesses.

Our inability to address any of these risks successfully could harm our business.

        We may have difficulty in integrating any future acquisitions with our current organization, technology and product and services offerings, and any acquired features, functions, products or services may not achieve market acceptance.

WE MAY NOT BE ABLE TO SUSTAIN OUR PROFITABILITY.

        In September 1998, we announced a comprehensive plan to restructure our business to position us for future profitability. This plan resulted in fourth quarter fiscal 1998 special charges of approximately $147 million and included workforce reductions, facility closures and other actions. Our fiscal 1998 full-year net loss was approximately $262 million, including inventory write-offs of approximately $66 million, a charge for intellectual property matters of approximately $43 million and the fourth quarter special charges. Although we returned to profitability in fiscal 1999, there can be no assurance that we will be able to sustain such profitability.

OUR CREDIT FACILITY MAY RESTRICT OUR OPERATING AND FINANCIAL FLEXIBILITY.

        We entered into a three-year $350 million secured revolving credit facility in December 1998. This credit facility is guaranteed by each of our domestic subsidiaries and includes covenants that may restrict our operating and financial flexibility in the future. Substantially all of our assets and the assets of our domestic subsidiaries and the stock of our subsidiaries, subject to certain exceptions, have been pledged as collateral to secure repayment of this credit facility. The credit facility includes restrictions on capital expenditures, indebtedness, acquisitions, mergers, asset sales and liens on assets that apply to us and our subsidiaries. We also must meet certain financial tests and maintain certain financial ratios. Although we believe that we will be able to comply with these requirements, compliance with these requirements may restrict our operating and financial flexibility. We cannot assure you that we will in fact be able to satisfy all of the requirements in the credit facility. If we do not satisfy the financial ratios or comply with the other covenants included in the credit facility, the lenders under the credit facility could declare all amounts owed to them due and payable and proceed against their collateral. Such a foreclosure on the collateral would have a material adverse effect on our business, financial condition and results of operations.

WE ENGAGE IN LITIGATION TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS AND TO DEFEND OURSELVES AGAINST CLAIMS OF INFRINGEMENT BY OTHERS.

        Our business faces risks of intellectual property infringement and litigation. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. In the past, we have found it necessary to engage in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. We expect future litigation on similar grounds.

        We have received, and may continue to receive in the future, claims of infringement of intellectual property rights of others. We are a party to certain pending proceedings involving such claims. We cannot assure you that:

        -      we will prevail in pending actions;

        - other actions alleging infringement by us of third-party patents or invalidity of our patents will not be asserted or prosecuted against us; or

        - any assertions of infringement or actions seeking to establish the invalidity of our patents will not materially and adversely affect our business, financial condition and results of operations.

        Even if we are successful in such matters, the attempted enforcement of intellectual property rights by or against us could result in significant costs and diversion of our resources. It could also have a material adverse effect on our business, financial condition and results of operations. If claims or actions are asserted or commenced against us, in certain situations we may seek to obtain licenses under a third party's intellectual property rights to avert or resolve a controversy. We cannot assure you that under such circumstances a license would be available on commercially reasonable terms, if at all.

WE MAY NOT BE SUCCESSFUL IN PROTECTING OUR INTELLECTUAL PROPERTY RIGHTS.

        We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies and processes. In addition, we often incorporate the intellectual property of our customers into our designs, and have certain obligations with respect to the non-use and non-disclosure of their intellectual property. We cannot assure you that:

        - the steps we take to prevent misappropriation or infringement of our intellectual property or the intellectual property of our customers will be successful;

        - any existing or future patents will not be challenged, invalidated or circumvented; or

        - any of the measures described above would provide meaningful protection.

Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. If any of our patents fails to protect our technology it would make it easier for our competitors to offer similar products. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain countries.

OUR INTELLECTUAL PROPERTY INDEMNIFICATION PRACTICE MAY ADVERSELY IMPACT OUR BUSINESS.

        We have historically indemnified our customers for certain costs and damages of patent infringement in circumstances where our product is the factor creating the customer's infringement exposure. This practice generally excludes coverage in circumstances where infringement arises out of the combination of our products with products of others. This indemnification practice could have a material adverse effect on our business, financial condition and results of operations, particularly in situations where our products are designed for use in devices manufactured by our customers that comply with international standards. These international standards are often covered by patent rights held by our competitors or our customers. The combined costs of obtaining licenses from all holders of patent rights essential to such standards could be high and could have a material adverse effect on our business, financial condition and results of operations.

WE OPERATE IN THE HIGHLY CYCLICAL SEMICONDUCTOR INDUSTRY.

        The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand.

        The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles (of both semiconductor companies' and their customers' products) and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices.

        We have, in the recent past, experienced these conditions in our dial-up PC modem chipset business and may experience such downturns in this and other product platforms in the future. For example, in fiscal 1998, average selling prices for our Personal Computing products fell by approximately 50 percent, the annual growth rate for such products fell to approximately 20 percent and in the fourth quarter, we made a provision for excess and obsolete inventories of approximately $66 million due to lower than anticipated demand, price declines and obsolescence of certain products. Any future downturns of this nature could have a material adverse effect on our business, financial condition and results of operations. From time to time the semiconductor industry also has experienced periods of increased demand and production capacity constraints. We may experience substantial changes in future operating results due to general semiconductor industry conditions, general economic conditions and other factors.

WE ARE SUBJECT TO INTENSE COMPETITION AND COULD LOSE BUSINESS TO OUR
COMPETITORS.

        The semiconductor industry in general and the markets in which we compete in particular are intensely competitive. We compete worldwide with a number of United States and international semiconductor manufacturers that are both larger and smaller than us in terms of resources and market share. We currently face significant competition in our markets and expect that intense price and product competition will continue. This competition has resulted and is expected to continue to result in declining average selling prices for our products. We also anticipate that additional competitors will enter our markets as a result of growth opportunities in communications electronics, the trend toward global expansion by foreign and domestic competitors, technological and public policy changes and relatively low barriers to entry in certain markets of the industry.

        We currently enjoy substantial market share in our V.90 and facsimile modem chipset product lines. However, as we continue our diversification strategy and develop our expansion platforms, we are and will be competing in certain new markets in which we have little or no market share and existing competitors have dominant market positions. Moreover, as with many companies in the semiconductor industry, customers for certain of our products offer other products that compete with similar products offered by us.

        We believe that the principal competitive factors for integrated circuit ("IC") providers to our addressed markets are:

        -      product performance;

        -      level of integration;

        -      quality;

        -      compliance with industry standards;

        -      price;

        -      time-to-market;

        -      system cost;

        -      design and engineering capabilities;

        -      new product innovation; and

        -      customer support.

The specific bases on which we compete vary by product platform.

        Many of our current and potential competitors have certain advantages, including:

        -      longer operating histories and presence in key markets;

        -      greater name recognition;

        -      access to larger customer bases; and

        - significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we have.

        As a result, such competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of their products than Conexant.

        Current and potential competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third parties. These relationships may affect customers' purchasing decisions. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. We cannot assure you that we will be able to compete successfully against current and potential competitors. We also cannot assure you that competition will not have a material adverse effect on our business, financial condition and results of operations.

        Many of our competitors have combined with each other and consolidated their businesses, including the consolidation of competitors with our customers. This is attributable to a number of factors, including the high-growth nature of the communications electronic industry and the time-to-market pressures on suppliers to decrease the time required for product conception, research and development, sampling and production launch before a product reaches the market. This consolidation trend is expected to continue, since investments, alliances and acquisitions may enable semiconductor suppliers, including Conexant and our competitors, to augment technical capabilities or to achieve faster time-to-market for their products than would be possible solely through internal development.

        Consolidations by industry participants, including in some cases, acquisitions of certain of our customers by our competitors, are creating entities with increased market share, customer base, technology and marketing expertise in markets in which we compete. These developments may significantly and adversely affect our current markets, the markets we are seeking to serve and our ability to compete successfully in those markets.

WE MAY NOT BE ABLE TO KEEP ABREAST OF THE RAPID TECHNOLOGICAL CHANGES IN OUR MARKETS.

        The demand for our products can change quickly and in ways we may not anticipate because our markets generally exhibit the following characteristics:

        -      rapid technological developments;

        -      evolving industry standards;

        -      changes in customer requirements;

        -      frequent new product introductions and enhancements; and

        - short product life cycles with declining prices over the life cycle of the product.

        Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology, particularly due to the introduction of new technology that represents a substantial advance over current technology. Such an event could have a material adverse effect on our business, financial condition and results of operations. For example, increased market demand for sub-$1,000 PCs is causing PC OEMs to require less expensive modem devices, such as software modems, which require fewer semiconductor components than our traditional modem chipsets. As a result, these devices may render obsolete the traditional hardware upgrade path for our modem products. Currently accepted industry standards are also subject to change, which may contribute to the obsolescence of our products.

OUR MANUFACTURING PROCESS IS EXTREMELY COMPLEX AND SPECIALIZED.

        Our manufacturing operations are complex and subject to disruption due to causes beyond our control. The fabrication of integrated circuits is an extremely complex and precise process consisting of hundreds of separate steps. It requires production in a highly controlled, clean environment. Minute impurities, errors in any step of the fabrication process, defects in the masks used to print circuits on a wafer or a number of other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer not to function.

        We are exploring wafer manufacturing alternatives, including increased use of outside foundries, entering into business relationships with respect to wafer manufacturing or other actions related to our wafer manufacturing facilities. We cannot assure you that we will succeed in implementing any such alternatives.

        Our operating results are highly dependent upon our ability to produce large volumes of integrated circuits at acceptable manufacturing yields. Our operations may be affected by lengthy or recurring disruptions of operations at any of our production facilities or those of our subcontractors. These disruptions may include labor strikes, work stoppages, fire, earthquake, flooding or other natural disasters. These disruptions could cause significant delays in shipments until we could shift the products from an affected facility or subcontractor to another facility or subcontractor.

        In the event of these types of delays, we cannot assure you that the required alternate capacity, particularly wafer production capacity, would be available on a timely basis or at all. Even if alternate wafer production capacity is available, we may not be able to obtain it on favorable terms, which would result in a loss of customers. Any inability to obtain sufficient manufacturing capacities to meet demand, either at our own facilities or through foundry or similar arrangements with others, could have a material adverse effect on our business, financial condition and results of operations. Certain of our manufacturing facilities are located near major earthquake fault lines, including our California and Mexico facilities. We maintain only minimal earthquake insurance coverage on these facilities.

        Due to the highly specialized nature of the gallium arsenide semiconductor manufacturing process, in the event of a disruption at our Newbury Park, California fabrication facility, alternate gallium arsenide production capacity would not be readily available from third party sources. Any disruption of operations at our Newbury Park wafer fabrication facility or the interruption in the supply of epitaxial wafers used in our gallium arsenide process could have a material adverse effect on our business, financial condition and results of operations, particularly with respect to our Wireless Communications products.

WE MAY NOT BE ABLE TO ACHIEVE MANUFACTURING YIELDS TO MAINTAIN OUR
PROFITABILITY.

        Minor deviations in the manufacturing process can cause substantial manufacturing yield loss, and in some cases, cause production to be suspended. Manufacturing yields for new products initially tend to be lower as we complete product development and commence volume manufacturing, and will typically increase as we ramp to full production. Our forward product pricing includes this assumption of improving manufacturing yields and, as a result, material variances between projected and actual manufacturing yields have a direct effect on our gross margin and profitability. The difficulty of forecasting manufacturing yields accurately and maintaining cost competitiveness through improving manufacturing yields will continue to be magnified by the ever increasing process complexity of manufacturing integrated circuit products. Our manufacturing operations also face pressures arising from the compression of product life cycles which requires us to bring new products on line faster and for shorter periods while maintaining acceptable manufacturing yields and quality without, in many cases, reaching the longer-term, high volume manufacturing conducive to higher manufacturing yields and declining costs.

WE ARE DEPENDENT UPON THIRD PARTIES FOR THE SUPPLY OF RAW MATERIALS AND COMPONENTS.

        We believe we have adequate sources for the supply of raw materials and components for our manufacturing needs with suppliers located around the world. Raw wafers and other raw materials used in the production of our CMOS products are available from several suppliers. We are currently dependent on a single source supplier for epitaxial wafers used in the gallium arsenide semiconductor manufacturing processes at our Newbury Park, California facility. However, we are in the process of arranging alternative suppliers. The number of qualified alternative suppliers for such wafers is limited and the process of qualifying a new epitaxial wafer supplier could require a substantial leadtime. Although we historically have not experienced any significant difficulties in obtaining an adequate supply of raw materials and components necessary for our manufacturing operations, the loss of a significant supplier or the inability of a supplier to meet performance and quality specifications or delivery schedules could have a material adverse effect on our business, financial condition and results of operations.

UNCERTAINTIES INVOLVING THE ORDERING AND SHIPMENT OF OUR PRODUCTS COULD ADVERSELY AFFECT OUR BUSINESS.

        Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our customers. Our customers may cancel orders until 30 days prior to the shipping date. In addition, we sell a portion of our products through distributors who have certain rights to return unsold products to us. Moreover, semiconductor companies, including Conexant, routinely manufacture or purchase inventory based on estimates of customer demand for their products, which is difficult to predict. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory which could have a material adverse effect on our business, financial condition and results of operations. For example, in the fourth quarter of fiscal 1998, we made a provision for excess and obsolete inventories of $66 million due to lower than anticipated demand, price declines and the obsolescence of certain products.

WE ARE SUBJECT TO THE RISKS OF DOING BUSINESS INTERNATIONALLY.

        For the fiscal year ended September 30, 1999, approximately 61 percent of our total sales were to customers located outside the United States, primarily in the Asia-Pacific and European countries. In addition, we have facilities and suppliers located outside the United States, including our assembly and test facility in Mexicali, Mexico and third-party foundries located in the Asia-Pacific region. Our international sales and operations are subject to a number of risks inherent in selling and operating abroad. These include, but are not limited to, risks regarding:

        -      currency exchange rate fluctuations;

        -      local economic and political conditions;

        -      disruptions of capital and trading markets;

        - restrictive governmental actions (such as restrictions on transfer of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);

        -      changes in legal or regulatory requirements;

        -      import or export licensing requirements;

        -      limitations on the repatriation of funds;

        -      difficulty in obtaining distribution and support;

        -      nationalization;

        - the laws and policies of the United States affecting trade, foreign investment and loans; and

        -      tax laws.

        Because most of our international sales, other than sales to Japan (which are denominated principally in Japanese yen), are currently denominated in U.S. dollars, our products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies.

        Moreover, we may be competitively disadvantaged relative to our competitors located outside the United States who may benefit from a devaluation of their local currency. We cannot assure you that the factors described above will not have a material adverse effect on our ability to increase or maintain our foreign sales or on our business, financial condition and results of operations.

        Our operating performance has been impacted by the current economic situation in the Asia-Pacific region. This economic situation has increased the uncertainty with respect to the long-term viability of certain of our customers and suppliers in the region. Sales to customers in Japan and other countries in the Asia-Pacific region, principally Taiwan, South Korea and Hong Kong, represented approximately 52 percent of total revenues in fiscal 1999.

        We enter into foreign currency forward exchange contracts, principally for the Japanese yen, to minimize risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into in the ordinary course of business. We have not experienced nor do we anticipate any material adverse effect on our results of operations or financial condition related to these foreign currency forward exchange contracts. We have not entered into foreign currency forward exchange contracts for other purposes and our financial condition and results of operations could be affected (negatively or positively) by currency fluctuations.

OUR SUCCESS DEPENDS ON OUR ABILITY TO EFFECT SUITABLE INVESTMENTS, ALLIANCES OR ACQUISITIONS.

        Although we invest significant resources in research and development activities, the complexity and rapidity of technological changes make it impractical for us to pursue development of all technological solutions on our own. As part of our goal to provide advanced semiconductor product systems, we have and will continue to review on an ongoing basis investment, alliance and acquisition prospects that would complement our existing product offerings, augment our market coverage or enhance our technological capabilities. However, we cannot assure you that we will be able to identify and consummate suitable investment, alliance or acquisition transactions in the future.

        Moreover, if we consummate such transactions, they could result in:

        -      the diversion of management resources,

        -      dilutive issuances of equity securities,

        -      large one-time write-offs,

        -      the incurrence of debt and contingent liabilities,

        - amortization of expenses related to goodwill and other intangible assets, and

        -      other acquisition related costs.

        Any of these events could materially adversely affect our business, financial condition and results of operations and the price of our common stock.

        The ultimate success of any such investments, alliances or acquisitions in achieving the purposes for which they are undertaken will depend on our ability to integrate successfully any acquired business and to retain key personnel, as well as a variety of other factors.

OUR SUCCESS COULD BE NEGATIVELY AFFECTED IF KEY PERSONNEL LEAVE.

        Our future success depends largely upon the continued service of our executive officers and other key management and technical personnel. Our success also depends on our ability to continue to attract, retain and motivate qualified personnel. We are dependent on key technical personnel. They represent a significant asset, as the source of our technological and product innovations. The competition for such personnel is intense in the semiconductor industry. We cannot assure you that we will be able to continue to attract and retain qualified management and other personnel necessary for the design, development, manufacture and sale of our products.

        We may have difficulty attracting and retaining key personnel during periods of poor operating performance. The loss of the services of one or more of our key employees or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations. In particular, the loss of the services of Dwight W. Decker, our Chairman and Chief Executive Officer, or certain key design and technical personnel could materially and adversely affect us.

OUR MANAGEMENT TEAM MAY BE SUBJECT TO A VARIETY OF DEMANDS FOR ITS ATTENTION.

        Our management currently faces a variety of challenges. These include implementing our ongoing diversification and expansion strategy and expanding the infrastructure and systems necessary for us to operate as an independent public company. While we believe that we have sufficient management resources to execute each of these initiatives, we cannot assure you that we will have these resources or that our initiatives will be successfully implemented. Failure to implement these initiatives successfully could have a material adverse effect on our business, financial condition and results of operations.

WE MAY BE LIABLE FOR PENALTIES UNDER ENVIRONMENTAL LAWS, RULES AND REGULATIONS, WHICH COULD NEGATIVELY AFFECT OUR SUCCESS.

        We use a variety of chemicals in our manufacturing operations and are subject to a wide range of environmental protection regulations in the United States and Mexico. While we have not experienced any material adverse effect on our operations as a result of such regulations, we cannot assure you that current or future regulations would not have a material adverse effect on our business, financial condition and results of operations.

        In the United States, environmental regulations often require parties to fund remedial action regardless of fault. Consequently, it is often difficult to estimate the future impact of environmental matters, including potential liabilities. We cannot assure you that the amount of expense and capital expenditures that might be required to complete remedial actions and to continue to comply with applicable environmental laws will not have a material adverse effect on our business, financial condition and results of operations.

        We have been designated as a potentially responsible party at one Superfund site located at a former silicon wafer manufacturing facility and steel fabrication plant in Parker Ford, Pennsylvania formerly occupied by Semiconductor Systems. The site was also formerly occupied by Recticon Corporation and Allied Steel Products Corporation, each of whom has been named as a potentially responsible party and each of whom is insolvent. We have accrued approximately $4 million at September 30, 1999 for the cost of groundwater remediation, including installation of a public water supply line and groundwater pump and treatment system, as well as routine groundwater sampling. In addition, we are engaged in two other remediations of groundwater contamination at our Newport Beach and Newbury Park, California facilities for which we have accrued approximately $4 million for the costs of remediation at September 30, 1999. Pursuant to our agreement with Rockwell, we have assumed liabilities in respect of environmental matters related to current and former operations of Conexant.

WE HAVE A LIMITED HISTORY AS AN INDEPENDENT COMPANY.

        We have a limited operating history as an independent company. Accordingly, the financial information incorporated into this prospectus for periods prior to January 1, 1999 may not necessarily reflect the results of operations, financial position and cash flows we would have achieved if we had operated independently during the periods presented. We cannot assure you that we will be profitable on an ongoing basis as a stand-alone company. Prior to the spin-off, we relied on Rockwell for cash investments and various financial and administrative services.

THE VALUE OF OUR COMMON STOCK MAY BE ADVERSELY AFFECTED BY MARKET VOLATILITY.

        The trading price of our common stock fluctuates significantly. Since our common stock began trading publicly, the reported sale price of our common stock on the Nasdaq National Market has been as high as $_____ and as low as $6.844 per share. This price may be influenced by many factors, including:

        -      our performance and prospects,

        -      the depth and liquidity of the market for our common stock,

        - investor perception of Conexant and the industry in which it operates,

        - changes in earnings estimates or buy/sell recommendations by analysts,

        -      general financial and other market conditions, and

        -      domestic and international economic conditions.

        In addition, public stock markets have experienced extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

CERTAIN PROVISIONS IN OUR ORGANIZATIONAL DOCUMENTS AND RIGHTS AGREEMENT AND DELAWARE LAW MAY MAKE IT DIFFICULT FOR SOMEONE TO ACQUIRE CONTROL OF CONEXANT.

        We have established certain anti-takeover measures that may affect our common stock and convertible notes. Our restated certificate of incorporation, our by-laws, our rights agreement with ChaseMellon Shareholder Services, L.L.C., as rights agent, dated as of November 30, 1998, as amended, and the Delaware General Corporation Law contain several provisions that would make more difficult an acquisition of control of Conexant in a transaction not approved by our board of directors. Our restated certificate of incorporation and by-laws include provisions such as:

        - the ability of our board of directors to issue shares of our preferred stock in one or more series without further authorization of our shareowners;

        -      a fair price provision;

        -      a prohibition on shareowner action by written consent;

        - a requirement that shareowners provide advance notice of any shareowner nominations of directors or any proposal of new business to be considered at any meeting of shareowners;

        - a requirement that a supermajority vote be obtained to remove a director for cause or to amend or repeal certain provisions of our restated certificate of incorporation or by-laws;

        - elimination of the right of shareowners to call a special meeting of shareowners; and

        - the division of our board of directors into three classes to be elected on a staggered basis, one class each year.

        We also have a rights agreement which gives our shareowners certain rights that would substantially increase the cost of acquiring us in a transaction not approved by our board of directors.

        In addition to the rights agreement and the provisions in our restated certificate of incorporation and by-laws, Section 203 of the Delaware General Corporation Law provides that, subject to certain exceptions, a corporation shall not engage in any business combination with any interested shareowner during the three-year period following the time that such shareowner becomes an interested shareowner. The restrictions of Section 203 of the Delaware General Corporation Law, in certain circumstances, make it more difficult for a person who would be an interested shareowner to effect various business combinations with a corporation during this three-year period. The provisions of Section 203 of the Delaware General Corporation Law provide that the shareowner approval requirement may be avoided if a majority of the directors then in office approved either the business combination or the transaction that resulted in the shareowner becoming an interested shareowner.

THE NOTES ARE SUBORDINATED.

        The notes are unsecured and subordinated in right of payment to all existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the Indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid, and there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The notes are also effectively subordinated to the liabilities, including trade payables, of any of our subsidiaries. The Indenture does not prohibit or limit the incurrence of senior indebtedness or the incurrence of other indebtedness and other liabilities by us or any of our subsidiaries. The incurrence of additional indebtedness and other liabilities by us or any of our subsidiaries could adversely affect our ability to pay our obligations on the notes. As of December 31, 1999, we had approximately $102.8 million of senior indebtedness outstanding (as defined in the Indenture). We anticipate that from time to time we will incur additional indebtedness, including senior indebtedness, and that our subsidiaries will from time to time incur other additional indebtedness and liabilities. See "Description of Notes--Subordination of Notes."

WE MAY BE UNABLE TO REDEEM THE NOTES UPON A FUNDAMENTAL CHANGE.

        We may be unable to redeem the notes when that is required. Upon a fundamental change, as defined, a holder may, at its option, require us to redeem all or a portion of its notes. If a fundamental change were to occur, we cannot assure you that we would have sufficient funds to pay the redemption price for all notes tendered by the holders of the notes. In addition, in many cases, a fundamental change would result in an event of default under our existing credit facility. Any future credit agreements or other agreements relating to other indebtedness (including other senior indebtedness) to which we become a party may contain similar provisions, may expressly prohibit the repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement.

        If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to the redemption of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain a consent to repay those borrowings, we could not purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the Indenture, which might constitute a default under the terms of our other indebtedness. In such circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the Indenture would restrict payments to the holders of notes. The term "fundamental change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Conexant. See "Description of Notes--Redemption at Option of the Holder."

A PUBLIC MARKET MAY NOT DEVELOP FOR THE NOTES.

        In February, 2000, we issued the notes to the initial purchasers in a private placement. The notes are eligible to trade on the PORTAL market. However, the notes resold pursuant to this prospectus will no longer trade on the PORTAL market. As a result, there may be a limited market for the notes. We do not intend to list the notes on any national securities exchange or on the Nasdaq National Market.

        A public market may not develop for the notes. Although the initial purchaser advised us that they intend to make a market in the notes, they are not obligated to do so and may discontinue such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, we cannot assure you that any market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially adversely affected.

WE MAY BE RESPONSIBLE FOR CERTAIN FEDERAL INCOME TAX LIABILITIES THAT RELATE TO OUR SPIN-OFF FROM ROCKWELL.

        In connection with our spin-off from Rockwell, the Internal Revenue Service issued a tax ruling to Rockwell stating that the spin-off would qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended. While the tax ruling generally is binding on the Internal Revenue Service, the continuing validity of the tax ruling is subject to certain factual representations and assumptions. We are not aware of any facts or circumstances that would cause such representations and assumptions to be untrue.

        The Tax Allocation Agreement dated as of December 31, 1998 between Conexant and Rockwell provides that we will be responsible for any taxes imposed on Rockwell, Conexant or Rockwell shareowners as a result of either:

        - the failure of the spin-off from Rockwell to qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code or

        - the subsequent disqualification of the spin-off from Rockwell as a tax-free transaction to Rockwell under Section 361(c)(2) of the Internal Revenue Code,

if the failure or disqualification is attributable to certain post-spin-off actions by or in respect of Conexant (including our subsidiaries) or our shareowners, such as our acquisition by a third party at a time and in a manner that would cause such failure or disqualification.

        The Tax Allocation Agreement also provides, among other things, that neither Rockwell nor Conexant is to take any action inconsistent with, nor fail to take any action required by, the request for the tax ruling or the tax ruling unless:

        -     required to do so by law, or

        -     the other party has given its prior written consent, or

        - in certain circumstances, a supplemental ruling permitting such action is obtained.

        Rockwell and Conexant have indemnified each other for any tax liability resulting from each entity's failure to comply with these provisions.

        In addition, we effected certain tax-free intragroup spin-offs as a result of Rockwell's spin-off of Meritor Automotive, Inc. on September 30, 1997. The Tax Allocation Agreement provides that we will be responsible for any taxes imposed on Rockwell, Conexant or Rockwell shareowners in respect of those intragroup spin-offs if such taxes are attributable to certain actions taken after the spin-off from Rockwell by or in respect of Conexant (including our subsidiaries) or our shareowners, such as our acquisition by a third party at a time and in a manner that would cause the taxes to be incurred.

        If we were required to pay any of the taxes described above, such payment could have a material adverse effect on our financial position, results of operations and cash flow.

                       RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges is as follows:

                                            Three months ended
                                             December 31, 1999        1999          1998(1)      1997        1996        1995
                                            -------------------      ------         ------      ------      ------      ------
Ratio of earnings to fixed charges ......         15.2x                1.1x             --       46.1x       98.5x       71.6x

------------
(1) In 1998, fixed charges exceeded earnings by $430.3 million.

        These ratios are calculated by dividing (i) earnings before taxes adjusted for fixed charges by (ii) fixed charges, which includes interest expense plus capitalized interest and the portion of rent expense under operating leases deemed by Conexant to be representative of the interest factor.

                                 USE OF PROCEEDS

        The selling securityholders will receive all of the proceeds from the sale under this prospectus of the notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from these sales.

                           PRICE RANGE OF COMMON STOCK

        Our common stock began trading on the Nasdaq National Market under the symbol "CNXT" on January 4, 1999. The following table lists the high and low per share sale prices for our common stock as reported by the Nasdaq National Market for the periods indicated. These per share sale prices reflect the 2-for-1 stock split effected in the form of a stock dividend on October 29, 1999.

                                                      High            Low
                                                   ----------      ----------
Fiscal year ended September 30, 1999:
     Second quarter .........................      $ 13 27/32      $  6 27/32
     Third quarter ..........................      $ 31 15/16      $ 13 3/16
     Fourth quarter .........................      $ 41 17/32      $ 27 5/8
Fiscal year ending September 30, 2000
     First quarter ..........................      $ 76 3/16       $ 30 7/8
     Second quarter (through _______, 2000)..      $               $

        On _____________, 2000 the last bid price of the common stock as reported on the Nasdaq National Market was $_________ per share. As of February 25, 2000 there were approximately 51,979 holders of record of our common stock.

                                 DIVIDEND POLICY

        We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. In addition, our existing bank credit facility limits our ability to declare and pay dividends.

                              DESCRIPTION OF NOTES

        The notes are issued under an Indenture dated as of February 1, 2000 (the "Indenture"), between Conexant and Bank One, N.A. (referred to herein as the "trustee"). This section summarizes certain provisions of the notes, the Indenture and the registration rights agreement that we entered into with the initial purchasers of the notes. This section is not a complete description of all the provisions of the notes and is subject to, and qualified by reference to, the Indenture and the registration rights agreement, including the definitions in those documents of certain terms which are not otherwise described in this prospectus. You may obtain a copy of the Indenture and registration rights agreement from the trustee. Wherever particular provisions or defined terms of the Indenture or the registration rights agreement are referred to, such provisions or defined terms are incorporated herein by reference. References in this section to Conexant are solely to Conexant Systems, Inc., a Delaware corporation, and not its subsidiaries.

GENERAL

        The notes represent unsecured general obligations of Conexant subordinate in right of payment to certain other obligations of Conexant as described under "-- Subordination of Notes" and are convertible into common stock as described under "-- Conversion of Notes." The notes are limited to $650,000,000 aggregate principal amount as the initial purchaser exercised in full its right to purchase up to an additional $150,000,000 principal amount of the notes. The notes are issued only in denominations of $1,000 and integral multiples thereof. The notes will mature on February 1, 2007 unless earlier converted, redeemed at the option of Conexant or redeemed at the option of the holder upon a fundamental change.

        The Indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of indebtedness, including senior indebtedness (as defined below under "-- Subordination of Notes"), or the issuance or repurchase of securities of Conexant. The Indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction or a change in control of Conexant except to the extent described below under "-- Redemption at Option of the Holder."

        The notes bear interest at the annual rate of 4% from February 2, 2000, or from the most recent payment date to which interest has been paid or duly provided for. Interest will be payable semiannually in arrears on February 1 and August 1, commencing on August 1, 2000, to holders of record at the close of business on the preceding January 15 and July 15, respectively, except (i) that the interest payable upon redemption (unless the date of redemption is an interest payment date) will be payable to the person to whom principal is payable and (ii) as set forth in the next succeeding sentence. In the case of any note (or portion thereof) that is converted into common stock during the period from (but excluding) a record date for any interest payment date to (but excluding) such interest payment date either (x) if such note (or portion thereof) has been called for redemption on a redemption date that occurs during such period, or is to be redeemed in connection with a fundamental change on a repurchase date (as defined below) that occurs during such period, Conexant shall not be required to pay interest on such interest payment date in respect of any such note (or portion thereof) or (y) if such note (or portion thereof) has not been called for redemption on a redemption date that occurs during such period and is not to be redeemed in connection with a fundamental change on a repurchase date that occurs during such period, the note (or portion thereof) submitted for conversion shall be accompanied by funds equal to the interest payable on such interest payment date on the principal amount so converted.
See "-- Conversion of Notes."

        Interest will be payable at the office of Conexant maintained by Conexant for such purposes in the Borough of Manhattan, the City of New York, which initially is an office or agency of the trustee and may, at Conexant's option, be paid either (i) by check mailed to the address of the person entitled thereto as it appears in the note register, provided that a holder of notes with an aggregate principal amount in excess of $5 million shall, at the written election of such holder, be paid by wire transfer in immediately available funds or (ii) by transfer to an account maintained by such person located in the U.S.; provided, however, that payments to The Depository Trust Company, New York, New York ("DTC") will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

FORM, DENOMINATION AND REGISTRATION

        We issued the notes in fully registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.

        GLOBAL NOTE, BOOK-ENTRY FORM

        Notes that were sold to "qualified institutional buyers" as defined in Rule 144A under the Securities Act ("QIBs") are evidenced by one or more global notes, which were deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as DTC's nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

        QIBs may hold their interests in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are participants in DTC. Transfers between participants are effected in the ordinary way in accordance with DTC rules and are settled in clearinghouse funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the global note to such persons may be limited.

        QIBs who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly. So long as Cede, as the nominee of DTC, is the registered owner of a global note, Cede for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note are not entitled to have certificates registered in their names, do not receive and are not entitled to receive physical delivery of certificates in definitive registered form, and are not considered the holders thereof.

        Payment of interest on and the redemption price of a global note is made to Cede, the nominee for DTC as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither Conexant, the trustee nor any paying agent has any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        Conexant has been informed by DTC that, with respect to any payment of interest on, or the redemption price of, a global note, DTC's practice is to credit participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through such participants are the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in "street name."

        Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

        Neither Conexant nor the trustee (nor any registrar, paying agent or conversion agent under the Indenture) has any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised Conexant that it will take any action permitted to be taken by a holder of notes (including, without limitation, the presentation of notes for exchange as described below), only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which such participant or participants has or have given such direction.

        DTC has advised Conexant as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchaser. Certain of such participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in a global note among participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by Conexant within 90 days, Conexant will cause notes to be issued in definitive registered form in exchange for global notes.

        CERTIFICATED NOTES

        QIBs may request that certificated notes be issued in exchange for notes represented by a global note. Furthermore, certificated notes may be issued in exchange for notes represented by a global note if no successor depositary is appointed by Conexant as set forth above under "-- Global Note, Book-Entry Form."

        RESTRICTIONS ON TRANSFER, LEGENDS

        The notes are subject to certain transfer restrictions as described below under "Transfer Restrictions" and certificates evidencing the notes bear a legend to such effect.

CONVERSION OF NOTES

        The holders of notes are entitled at any time after the original issuance thereof through the close of business on the final maturity date of the notes, subject to prior redemption, to convert the principal amount of any notes or portions thereof (in denominations of $1,000 or integral multiples thereof) into common stock, at the conversion price of $108.00 per share, subject to adjustment as described below. Except as described below, no payment or other adjustment will be made on conversion of any notes for interest accrued thereon or for dividends on any common stock issued. If any notes not called for redemption are converted during the period from (but excluding) a record date for any interest payment date to (but excluding) such interest payment date, such notes must be accompanied by funds equal to the interest payable on such interest payment date on the principal amount so converted. We are not required to issue fractional shares of common stock upon conversion of notes and, in lieu thereof, will pay a cash adjustment based upon the market price of common stock on the last business day prior to the date of conversion. In the case of notes called for redemption, conversion rights expire at the close of business on the business day preceding the day fixed for redemption unless Conexant defaults in the payment of the redemption price. A note in respect of which a holder is exercising its option to require redemption upon a fundamental change may be converted only if such holder withdraws its election to exercise its option in accordance with the terms of the Indenture.

        The initial conversion price of $108.00 per share of common stock is subject to adjustment under formulas as set forth in the Indenture in certain events, including:

        (i) the issuance of common stock as a dividend or distribution on common stock;

        (ii) the issuance to all holders of common stock of certain rights or warrants to purchase common stock;

        (iii)  certain subdivisions and combinations of common stock;

        (iv) the distribution to all holders of common stock of capital stock (other than common stock) or evidences of our indebtedness or of assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid in cash);

        (v) distributions consisting of cash, excluding any quarterly cash dividend on common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of (x) the amount per share of common stock of the next preceding quarterly cash dividend on common stock to the extent that such preceding quarterly dividend did not require an adjustment of the conversion price pursuant to this clause (v) (as adjusted to reflect subdivisions or combinations of common stock), and (y) 3.75% of the average of the last reported sale price of common stock during the ten trading days immediately prior to the date of declaration of such dividend, and excluding any dividend or distribution in connection with our liquidation, dissolution or winding up. If an adjustment is required to be made as set forth in this clause (v) as a result of a distribution that is a quarterly dividend, such adjustment would be based upon the amount by which such distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (v). If an adjustment is required to be made as set forth in this clause (v) as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution;

        (vi) payment in respect of a tender offer or exchange offer by us or any subsidiary of us for common stock to the extent that the cash and value of any other consideration included in such payment per share of common stock exceeds the current market price (as defined in the Indenture) per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

        (vii) payment in respect of a tender offer or exchange offer by a person other than us or any subsidiary of us in which, as of the closing date of the offer, the board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (vii) will only be made if the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding, and if the cash and value of any other consideration included in such payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in this clause (vii) will generally not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

        Under the Indenture, we have agreed to use all reasonable efforts to amend the rights agreement (see "Description of Capital Stock -- Conexant Rights Plan") to provide, and that any future shareholder rights plans will provide, that upon conversion of the notes into common stock, to the extent that the rights agreement (or any such future shareholder rights plan) and any rights granted thereunder remain outstanding and in effect upon such conversion, the holders will receive, in addition to common stock, the Conexant rights described therein (or any similar rights described in any such future shareholder rights plan), whether or not the Conexant rights (or such similar rights) have separated from common stock at the time of conversion, subject to certain limited customary exceptions.

        In the case of (i) any reclassification of common stock, or (ii) a consolidation, merger or combination involving us or a sale or conveyance to another person of our property and assets as an entirety or substantially as an entirety, in each case as a result of which holders of common stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such common stock, the holders of the notes then outstanding will generally be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities or other property or assets (including cash) which they would have owned or been entitled to receive upon such reclassification, consolidation, merger, combination, sale or conveyance had such notes been converted into common stock immediately prior to such reclassification, consolidation, merger, combination, sale or conveyance, assuming that a holder of notes would not have exercised any rights of election as to the stock, other securities or other property or assets (including cash) receivable in connection therewith.

        In the event of a taxable distribution to holders of common stock or in certain other circumstances requiring an adjustment to the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of common stock. See "Certain Federal Income Tax Considerations."

        We from time to time may, to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 days, in which case we shall give at least 15 days' notice of such reduction, if the board of directors has made a determination that such reduction would be in our best interests, which determination shall be conclusive. We may, at our option, make such reductions in the conversion price, in addition to those set forth above, as the board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations."

        No adjustment in the conversion price is required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

OPTIONAL REDEMPTION BY CONEXANT

        The notes are not entitled to any sinking fund. At any time on or after February 6, 2003, the notes are redeemable at our option on at least 30 days' notice as a whole or, from time to time, in part at the following prices (expressed as a percentage of the principal amount), together with accrued interest to, but excluding, the date fixed for redemption:

Period                                                                             Redemption Price
------                                                                             ----------------
Beginning on February 6, 2003 and ending on January 31, 2004.................         102.286%
Beginning on February 1, 2004 and ending on January 31, 2005.................         101.714
Beginning on February 1, 2005 and ending on January 31, 2006.................         101.143
Beginning on February 1, 2006 and ending on January 31, 2007.................         100.571

and 100% on February 1, 2007; provided that any accrued interest becoming due on the date fixed for redemption shall be payable to the holders of record on the relevant record date of the notes being redeemed.

        If less than all of the outstanding notes are to be redeemed, the trustee shall select the notes to be redeemed in principal amounts of $1,000 or integral multiples thereof by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder's notes is selected for partial redemption and such holder converts a portion of such notes, such converted portion shall be deemed to be of the portion selected for redemption. The notes (or portions thereof) so selected shall be deemed duly selected for redemption for all purposes hereof, notwithstanding that any such note is converted as a whole or in part before the mailing of the notice of redemption.

        We may not give notice of any redemption of notes if a default in payment of interest or premium on the notes (as defined in the Indenture) has occurred and is continuing. Contemporaneously with our issuing a notice regarding our intent to redeem the notes, in whole or in part, we shall issue a press release announcing the same, as set forth in the Indenture.

REDEMPTION AT OPTION OF THE HOLDER

        If a fundamental change occurs at any time prior to February 1, 2007, each holder of notes shall have the right, at the holder's option, to require us to redeem any or all of such holder's notes on the date (the "repurchase date") that is 30 days after the date of our notice of such fundamental change. The notes will be redeemable in multiples of $1,000 principal amount.

        We shall redeem such notes at a price equal to 100% of the principal amount to be redeemed plus accrued interest on the redeemed notes to, but excluding, the repurchase date; provided that, if such repurchase date is an interest payment date, then the interest payable on such date shall be paid to the holder of record of the notes on the relevant record date.

        We are required to mail to all holders of record of the notes a notice of the occurrence of a fundamental change and of the redemption right arising as a result thereof on or before the tenth day after the occurrence of such fundamental change. Contemporaneously with issuing that notice, we are required to issue a press release announcing such fundamental change, as set forth in the Indenture. We are also required to deliver to the trustee a copy of such notice. To exercise the redemption right, a holder of notes must deliver, on or before the 30th day after the date of our notice of a fundamental change (the "fundamental change expiration time"), written notice of the holder's exercise of such right, together with the notes to be so redeemed, duly endorsed for transfer, to us (or an agent designated by us for such purpose). Payment for notes surrendered for redemption (and not withdrawn) prior to the fundamental change expiration time will be made promptly following the repurchase date.

        The term "fundamental change" means the occurrence of any transaction or event in connection with which all or substantially all common stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive, consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) which is not all or substantially all common stock listed (or, upon consummation of or immediately following such transaction or event, which will be listed) on a U.S. national securities exchange or approved for quotation on the Nasdaq National Market or any similar U.S. system of automated dissemination of quotations of securities prices.

        We will comply with the applicable tender offer rules under the Exchange Act to the extent then applicable in connection with the redemption rights of the holders of notes in the event of a fundamental change.

        The redemption rights of the holders of notes could discourage a potential acquiror of us. The fundamental change redemption feature, however, is not the result of management's knowledge of any specific effort to obtain control of us by means of a merger, tender offer, solicitation or otherwise. The term "fundamental change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition, nor would the requirement that we offer to redeem the notes upon a fundamental change necessarily afford the holders of the notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

        If a fundamental change were to occur, there can be no assurance that we would have sufficient funds to pay the redemption price for all the notes tendered by the holders thereof. In addition, in many cases, a fundamental change would result in an event of default under our existing credit facility. Any future credit agreements or other agreements relating to other indebtedness (including senior indebtedness) to which we become a party may contain similar provisions or may expressly prohibit the repurchase of the notes on a fundamental change or may provide that a fundamental change constitutes an event of default thereunder. In the event a fundamental change occurs at a time when we are prohibited from redeeming the notes, we could seek the consent of its then existing lenders to the redemption of the notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we would remain prohibited from redeeming the notes. In such case, our failure to redeem tendered notes would constitute an event of default and may constitute a default under the terms of other indebtedness that we may enter into from time to time. In such circumstances, or if the occurrence of a fundamental change itself constitutes an event of default under senior indebtedness, the subordination provisions in the Indenture would restrict or prohibit payments to the holders of notes.

SUBORDINATION OF NOTES

        The indebtedness evidenced by the notes is subordinated to the extent provided in the Indenture to the prior payment in full of all our senior indebtedness. The notes also are effectively subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries. Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, and interest (including liquidated damages (as defined in the Indenture), if any) on the notes is subordinated to the extent provided in the Indenture in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness. In the event of any acceleration of the notes because of an event of default, the holders of any senior indebtedness then outstanding are entitled to payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all obligations in respect of such senior indebtedness before the holders of the notes are entitled to receive any payment or distribution in respect thereof. The Indenture requires that we promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default.

        We also may not make any payment upon or in respect of the notes (including upon redemption) if (i) a payment default occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to designated senior indebtedness (as defined below) that permits holders of such designated senior indebtedness to accelerate its maturity, and the trustee received a notice of such default (a "payment blockage notice") from us or another person permitted to give such notice under the Indenture (a "non-payment default"). Payments on the notes may and shall be resumed (a) in case of a payment default, upon the date on which such default is cured or waived or ceases to exist and (b) in case of a non-payment default, the earlier of the date on which such non-payment default is cured or waived or ceases to exist or 179 days after the date on which the applicable payment blockage notice is received. No new period of payment blockage may be commenced pursuant to clause (ii) above unless and until (i) 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice and
(ii) all scheduled payments of principal, premium, if any, and interest (including liquidated damages, if any) on the notes that have come due have been paid in full in cash. No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be, or shall be made the basis for a subsequent payment blockage notice.

        In the event that, notwithstanding the foregoing, the trustee, any paying agent on behalf of us or any holder of the notes receives any payment or distribution of our assets of any kind in contravention of any of the subordination provisions of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the notes before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all senior indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of senior indebtedness.

        By reason of the subordination provisions described above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. Such subordination will not prevent the occurrence of any event of default under the Indenture.

        The term "senior indebtedness" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness (as defined below), whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is pari passu or junior to the notes. Notwithstanding the foregoing, the term senior indebtedness shall not include our 4 1/4% Convertible Subordinated Notes due 2006 or indebtedness of us to any subsidiary of us, a majority of the voting stock of which is owned, directly or indirectly, by us.

        The term "indebtedness" means, with respect to any person (as defined in the Indenture), and without duplication:

        (a) all indebtedness, obligations and other liabilities (contingent or otherwise) of such person for borrowed money (including our obligations in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, debentures, notes or similar instruments (whether or not the recourse of the lender is to the whole of the assets of such person or to only a portion thereof), other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

        (b) all reimbursement obligations and other liabilities (contingent or otherwise) of such person with respect to letters of credit, bank guarantees or bankers' acceptances;

        (c) all obligations and liabilities (contingent or otherwise) in respect of leases of such person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such person and all obligations and other liabilities (contingent or otherwise) under the headquarters lease (as defined in the Indenture) and any lease or related document (including a purchase agreement) in connection with the lease of real property which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and the obligations of such person under such lease or related document to purchase or to cause a third party to purchase such leased property;

        (d) all obligations of such person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

        (e) all direct or indirect guaranties or similar agreements by such person in respect of, and obligations or liabilities (contingent or otherwise) of such person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in clauses (a) through (d);

        (f) any indebtedness or other obligations described in clauses (a) through (e) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such person; and

        (g) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

        The term "designated senior indebtedness" means our credit facility and our obligations under any other particular senior indebtedness with respect to which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which we are a party) expressly provides that such senior indebtedness shall be "designated senior indebtedness" for purposes of the indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such senior indebtedness to exercise the rights of designated senior indebtedness).

        As of December 31, 1999, we had approximately $102.8 million of indebtedness outstanding that would have constituted senior indebtedness. The Indenture does not limit the amount of additional indebtedness, including senior indebtedness, which we can create, incur, assume or guarantee, nor does the Indenture limit the amount of indebtedness or other liabilities that any subsidiary can create, incur, assume or guarantee.

        We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee's claims for such payments will generally be senior to those of the holders of the notes in respect of all funds collected or held by the trustee.

EVENTS OF DEFAULT; NOTICE AND WAIVER

        An event of default is defined in the indenture as being: default in payment of the principal of or premium, if any (upon redemption or otherwise), on the notes (whether or not such payment is permitted to be made under the subordination provisions described above); default for 30 days in payment of any installment of interest (including liquidated damages, if any) on the notes (whether or not such payment is permitted to be made under the subordination provisions described above); default by us for 60 days after notice in the observance or performance of any other covenants in the Indenture; or certain events involving our bankruptcy, insolvency or reorganization or that of our significant subsidiaries (as defined in the Indenture). The Indenture provides that the trustee may withhold notice to the holders of the notes of any default (except in payment of principal or premium, if any, or interest (including liquidated damages, if any) with respect to the notes) if the trustee considers it in the interest of the holders of the notes to do so.

        The Indenture provides that if an event of default shall have occurred and be continuing, the trustee or the holders of not less than 25% in principal amount of the notes then outstanding may declare the principal of, premium, if any, and accrued interest (including liquidated damages, if any) on the notes to be due and payable immediately. In the case of certain events of our bankruptcy or insolvency, the principal of, premium, if any, and accrued interest (including liquidated damages, if any) on the notes shall automatically become and be immediately due and payable. However, if we shall cure all defaults (except the nonpayment of principal of, premium, if any, and interest (including liquidated damages, if any) on any of the notes which shall have become due by acceleration) and certain other conditions are met, with certain exceptions, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of the notes then outstanding.

        The Indenture provides that any payment of principal, premium, if any, or interest (including liquidated damages, if any) that is not made when due (whether or not such payment is permitted to be made under the subordination provisions described above) will accrue interest, to the extent legally permissible, at the annual rate set forth on the cover page hereof from the date on which such payment was required under the terms of the Indenture until the date of payment.

        The holders of a majority in principal amount of the notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee, subject to certain limitations specified in the Indenture.

        The Indenture provides that no holder of the notes may pursue any remedy under the Indenture, except for a default in the payment of principal, premium, if any including upon redemption), or interest (including liquidated damages, if any), on the notes, unless such holder shall have previously given to the trustee written notice of a continuing event of default, and the holders of at least 25% in principal amount of the outstanding notes shall have made a written request, and offered reasonable indemnity, to the trustee to pursue the remedy, and the trustee shall not have received from the holders of a majority in principal amount of the outstanding notes a direction inconsistent with such request and shall have failed to comply with such request within 60 days after receipt of such request.

MODIFICATION OF THE INDENTURE

        The Indenture contains provisions permitting us and the trustee, with the consent of the holders of a majority in principal amount of the notes at the time outstanding, to modify the Indenture or any supplemental Indenture or the rights of the holders of the notes, except that no such modification shall (i) extend the fixed maturity of any note, reduce the rate or extend the time for payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption thereof, change our obligation to redeem any note upon the happening of any fundamental change in a manner adverse to the holders of the notes, impair the right of a holder to institute suit for the payment thereof, change the currency in which the notes are payable, impair the right to convert the notes into common stock subject to the terms set forth in the Indenture, or modify the provisions of the Indenture with respect to the subordination of the notes in a manner adverse to the holders of the notes, without the consent of each holder of a note so affected or (ii) reduce the aforesaid percentage of notes whose holders are required to consent to any such modification of the Indenture or any such supplemental Indenture without the consent of the holders of all of the notes then outstanding. The Indenture also provides for certain modifications of its terms without the consent of the holders of the notes.

REGISTRATION RIGHTS OF THE NOTEHOLDERS

        On February 1, 2000, we entered into a registration rights agreement with the initial purchaser. If the Noteholders sell the notes or common stock issued on conversion of the notes pursuant to this prospectus, the holders generally will be required to be named as a selling securityholder, deliver this prospectus to purchasers and be bound by certain provisions of the registration rights agreement.

        We are required under the registration rights agreement to keep the shelf registration statement effective until the earlier of (i) the sale pursuant to the shelf registration statement of all the securities registered thereunder and (ii) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act, or any successor provision, subject to certain permitted exceptions. We are permitted to suspend the use of this prospectus that is a part of the shelf registration statement under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events no more than once in any three-month period or four times in any 12-month period. Any such suspension shall not exceed 30 days, and all such suspensions in the aggregate shall not exceed 60 days in any three-month period or 90 days in any 12-month period; provided, however, that we will be permitted to suspend the use of the prospectus for a period not to exceed 60 days under certain circumstances relating to possible acquisitions, acquisitions, financings or similar transactions. We agreed to pay predetermined liquidated damages (i) in respect of the notes, at a rate per annum equal to 0.5% of the principal amount of the notes, and (ii) in respect of any shares of common stock, at a rate per annum equal to 0.5% of the then applicable conversion price, to holders of notes and holders of common stock issued upon conversion of the notes if the prospectus is unavailable for periods in excess of those permitted above. A holder who sells notes and common stock issued upon conversion of the notes pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers and be bound by certain provisions of the registration rights agreement that are applicable to such holder (including certain indemnification provisions). We will pay all expenses of the shelf registration statement, provide to each registered holder copies of such prospectus and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the notes and common stock issued upon conversion of the notes.

        The summary herein of certain provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is available upon request to us.

INFORMATION CONCERNING THE TRUSTEE

        We have an existing credit facility and one of the lenders, Bank One, N.A., is also the trustee under both our 4 1/4% Convertible Subordinated Notes due 2006 and with respect to these notes. We appointed the trustee under the Indenture as paying agent, conversion agent, registrar and custodian with regard to the notes. The Indenture contains certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee and its affiliates are permitted to engage in other transactions with us; provided, however, that if it or any such affiliate continues to have any conflicting interest (as defined) and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

RATING OF NOTES

        One or more rating agencies may rate the notes. We cannot assure you that an agency or agencies will rate the notes or, if they do, what rating or ratings they will assign to the notes. If one or more rating agencies assign the notes a rating lower than that expected by investors, it could have a material adverse effect on the market price of the notes and common stock.

                          DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock, as amended or superseded by any applicable prospectus supplement, includes a summary of certain provisions of our restated certificate of incorporation and our by-laws. This description is subject to the detailed provisions of, and is qualified by reference to, our certificate of incorporation and our by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

        We are authorized to issue (1) 1,000,000,000 shares of common stock, of which 203,633,659 shares of common stock were outstanding as of February 25, 2000, and (2) 25,000,000 shares of preferred stock, without par value, of which our board of directors has designated 1,500,000 shares as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of our preferred share purchase rights. For a more detailed discussion of our preferred share purchase rights and how they relate to our common stock, see "Conexant Rights Plan". The authorized shares of common stock and preferred stock will be available for issuance without further action by our shareowners, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our shareowners is not so required, our board of directors may determine not to seek shareowner approval.

        Certain of the provisions described under this section entitled "Description of Capital Stock" could have the effect of discouraging transactions that might lead to a change of control of Conexant.

        Our restated certificate of incorporation and by-laws:

        -      establish a classified board of directors,

        - require shareowners to provide advance notice of any shareowner nominations of directors or any proposal of new business to be considered at any meeting of shareowners,

        - require a supermajority vote to remove a director or to amend or repeal certain provisions of our restated certificate of incorporation or by-laws, and

        - preclude shareowners from calling a special meeting of shareowners.

COMMON STOCK

        Holders of common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available therefor. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or set aside. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock. See "Dividend Policy".

        Each holder of common stock will be entitled to one vote for each such share outstanding in such holder's name. No holder of common stock will be entitled to cumulate votes in voting for directors. Our certificate provides that, unless otherwise determined by our board of directors, no holder of common stock will have any right to purchase or subscribe for any stock of any class which we may issue or sell.

        ChaseMellon Shareholder Services, L.L.C. is the transfer agent and registrar for our common stock.

PREFERRED STOCK

        Our restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock of up to an aggregate of 25,000,000 shares and to determine, with respect to any series of our preferred stock, the terms and rights of the series. Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

CERTAIN PROVISIONS IN OUR RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

        Our certificate and by-laws contain various provisions intended to (1) promote the stability of our shareowner base and (2) render more difficult certain unsolicited or hostile attempts to take us over which could disrupt us, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business.

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

        Pursuant to our certificate, the number of directors is fixed by our board of directors. Other than directors elected by the holders of any series of preferred stock or any other series or class of stock except common stock, our directors are divided into three classes, each class to consist as nearly as possible of one-third of the directors. Directors elected by shareowners at an annual meeting of shareowners will be elected by a plurality of all votes cast. Currently, the terms of office of the three classes of directors expire, respectively, at our annual meetings in 2001, 2002 and 2003. The term of the successors of each such class of directors expires three years from the year of election.

        Our restated certificate of incorporation contains a fair price provision pursuant to which a Business Combination (as defined in our restated certificate of incorporation) between us or one of our subsidiaries and an Interested Shareowner (as defined in our restated certificate of incorporation) requires approval by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless the Business Combination is approved by at least two-thirds of the Continuing Directors (as defined in our restated certificate of incorporation) or certain fair price criteria and procedural requirements specified in the fair price provision are met. If either the requisite approval of our board of directors or the fair price criteria and procedural requirements were met, the Business Combination would be subject to the voting requirements otherwise applicable under the Delaware General Corporation Law, which for most types of Business Combinations currently would be the affirmative vote of the holders of a majority of all of our outstanding shares of stock entitled to vote thereon. Any amendment or repeal of the fair price provision, or the adoption of provisions inconsistent therewith, must be approved by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless such amendment, repeal or adoption were approved by at least two-thirds of the Continuing Directors, in which case the provisions of the Delaware General Corporation Law would require the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote thereon.

        Our restated certificate of incorporation and by-laws provide that a special meeting of shareowners may be called only by a resolution adopted by a majority of the entire board of directors. Shareowners are not permitted to call, or to require that the board of directors call, a special meeting of shareowners. Moreover, the business permitted to be conducted at an special meeting of shareowners is limited to the business brought before the meeting pursuant to the notice of the meeting given by us. In addition, our certificate provides that any action taken by our shareowners must be effected at an annual or special meeting of shareowners and may not be taken by written consent in lieu of a meeting. Our by-laws establish an advance notice procedure for shareowners to nominate candidates for election as directors or to bring other business before meetings of our shareowners.

        Our restated certificate of incorporation provides that the affirmative vote of at least 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, would be required to:

        -      amend or repeal the provisions of our certificate with respect to
               (a) the election of directors, (b) the right to call a special shareowners' meeting or (c) the right to act by written consent,

        -      adopt any provision inconsistent with such provisions, or

        - amend or repeal the provisions of our restated certificate of incorporation with respect to amendments to our restated certificate of incorporation or by-laws.

In addition, our restated certificate of incorporation provides that our board of directors may make, alter, amend and repeal our by-laws and that the amendment or repeal by shareowners of any of our by-laws would require the affirmative vote of at least 80 percent of the voting power described above, voting together as a single class.

CONEXANT RIGHTS PLAN

        Each outstanding share of common stock also evidences one preferred share purchase right. Each preferred share purchase right entitles the registered holder to purchase from us one two-hundredth of a share of Series A Junior Participating Preferred Stock, at $300, subject to adjustment. The description and terms of the preferred share purchase rights are set forth in the rights agreement dated as of November 30, 1998, as amended as of December 9, 1999.

        Until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20 percent or more of the outstanding common stock or (2) 10 business days, or such later date as may be determined by our board of directors prior to such time as any person or group becomes an Acquiring Person, following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20 percent or more of the outstanding common stock, preferred share purchase rights will be attached to common stock and will be owned by the registered owners of common stock.

        The rights agreement provides that, until the preferred share purchase rights are no longer attached to the common stock, or until the earlier redemption or expiration of the preferred share purchase rights:

        - the preferred share purchase rights will be transferred with and only with common stock,

        - certificates representing common stock and statements in respect of shares of common stock registered in book-entry or uncertificated form will contain a notation incorporating the terms of the preferred share purchase rights by reference, and

        - the transfer of any shares of common stock will also constitute the transfer of the associated preferred share purchase rights.

As soon as practicable following the date the preferred share purchase rights are no longer attached to the common stock (the "Distribution Date"), separate certificates evidencing preferred share purchase rights will be mailed to holders of record of common stock as of the close of business on the date the preferred share purchase rights are no longer attached to the common stock and the separate certificates alone will evidence preferred share purchase rights.

        In addition, the rights agreement provides that in connection with the issuance or sale of our common stock following the Distribution Date and prior to the earlier of (1) the date the preferred share purchase rights are redeemed and (2) the date the preferred share purchase rights expire, (a) we will, with respect to common stock issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement in existence prior to the Distribution Date, or upon the exercise, conversion or exchange of securities, notes or debentures (pursuant to the terms thereof) issued by us and in existence prior to the Distribution Date, and (b) we may, in any other case, if deemed necessary or appropriate by the board of directors, issue certificates representing the appropriate number of preferred share purchase rights in connection with such issuance or sale. We will not be obligated to issue any of these certificates if, and to the extent that, we are advised by counsel that the issuance of those certificates would create a significant risk of material adverse tax consequences to us or the person to whom such certificate would be issued or would create a significant risk that the stock options or employee plans or arrangements would fail to qualify for otherwise available special tax treatment. In addition, no certificate will be issued if, and to the extent that, appropriate adjustments otherwise have been made in lieu of the issuance thereof.

        Preferred share purchase rights will not be exercisable until the Distribution Date. Preferred share purchase rights will expire on December 31, 2008, unless this expiration date is extended or unless preferred share purchase rights are earlier redeemed by us, in each case, as described below.

        The purchase price payable, and the number of shares of Series A junior preferred stock or other securities or property issuable, upon exercise of the preferred share purchase rights will be subject to adjustment from time to time to prevent dilution upon the occurrence of the following events:

        - in the event of a stock dividend on, or a subdivision, combination or reclassification of, Series A junior preferred stock,

        - upon the grant to holders of shares of Series A junior preferred stock of certain rights or warrants to subscribe for or purchase shares of Series A junior preferred stock at a price, or securities convertible into shares of Series A junior preferred stock with a conversion price, less than the then current market price of the shares of Series A junior preferred stock, or

        - upon the distribution to holders of shares of Series A junior preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in shares of Series A junior preferred stock) or of subscription rights or warrants (other than those referred to above).

        The number of outstanding preferred share purchase rights and the number of one one-hundredths of a share of Series A junior preferred stock issuable upon exercise of each preferred share purchase right will also be subject to adjustment in the event of a stock split of common stock or a stock dividend on common stock payable in common stock or subdivisions, consolidations or combinations of common stock occurring, in any such case, prior to the date the preferred share purchase rights are no longer attached to the common stock.

        We cannot redeem shares of Series A junior preferred stock purchasable upon exercise of preferred share purchase rights. Each share of Series A junior preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock whenever such dividend is declared. In the event of liquidation, the holders of Services A junior preferred stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Series A junior preferred stock will have 100 votes, voting together with common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A junior preferred stock will be entitled to receive 100 times the amount received per share of common stock. These rights will be protected by customary antidilution provisions.

        Because of the nature of the Series A junior preferred stock's dividend, liquidation and voting rights, the value of the one two-hundredth interest in a share of Series A junior preferred stock purchasable upon exercise of each preferred share purchase right should approximate the value of one share of common stock.

        In the event that, at any time after a person has become an Acquiring Person, we are acquired in a merger or other business combination transaction or 50 percent or more of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a preferred share purchase right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of a preferred share purchase right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of a preferred share purchase right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a preferred share purchase right, other than preferred share purchase rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise, in lieu of shares of Series A junior preferred stock, that number of shares of common stock having a market value of two times the exercise price of a preferred share purchase right.

        At any time after any person or group of affiliated or associated persons becomes an Acquiring Person, and prior to the acquisition by such person or group of 50 percent or more of the outstanding shares of common stock, our board of directors may exchange preferred share purchase rights (other than preferred share purchase rights owned by such person or group, which will have become void after such person became an Acquiring Person) for common stock or Series A junior preferred stock, in whole or in part, at an exchange ratio of one share of common stock, or two hundredths of a share of Series A junior preferred stock (or of a share of another series of preferred stock having equivalent rights, preferences and privileges), per preferred share purchase right (subject to adjustment).

        With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least one percent. No fractional shares of Series A junior preferred stock will be issued, other than fractions which are integral multiples of one two-hundredth of a share of Series A junior preferred stock, which may, at our election, be evidenced by depository receipts. Instead, an adjustment in cash will be made based on the market price of Series A junior preferred stock on the last trading day prior to the date of exercise.

        At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20 percent or more of the outstanding shares of common stock, our board of directors may redeem preferred share purchase rights in whole, but not in part, at a price of $.0l per preferred share purchase right. The redemption of preferred share purchase rights may be made effective at such time, on such basis and with such conditions as our board of directors may determine, in its sole discretion. Immediately upon any redemption of preferred share purchase rights, the right to exercise preferred share purchase rights will terminate and the only right of the holders of preferred share purchase rights will be to receive the redemption price.

        The terms of preferred share purchase rights may be amended by our board of directors without the consent of the holders of preferred share purchase rights, including an amendment to decrease the threshold at which a person becomes an Acquiring Person from 20 percent to not less than 10 percent, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of preferred share purchase rights.

        Until a preferred share purchase right is exercised, the holder thereof, as such, will have no rights as a shareowner of Conexant, including, without limitation, the right to vote or to receive dividends.

        The foregoing summary of the material terms of preferred share purchase rights is qualified by reference to the rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation possibly with retroactive effect. Except as specifically discussed below with regard to Non-U.S. Holders (as defined below), this summary applies only to beneficial owners that will hold notes and common stock into which notes may be converted as "capital assets" (within the meaning of Section 1221 of the Code) and who, for U.S. federal income tax purposes, are (i) individual citizens or residents of the U.S., (ii) corporations, partnerships or other entities created or organized in or under the laws of the U.S. or of any political subdivision thereof (unless, in the case of a partnership, Treasury Regulations otherwise provide), (iii) estates, the income of which is subject to U.S. federal income taxation regardless of the source of such income, or (iv) trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons ("U.S. Holders"). Persons other than U.S. Holders ("Non-U.S. Holders") are subject to special U.S. federal income tax considerations some of which are discussed below. This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, such as banks, holders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, foreign persons or entities (except to the extent specifically set forth below), dealers in securities or currencies, persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons deemed to sell notes or common stock under the constructive sale provisions of the Code. This summary discusses the tax considerations applicable to the initial purchaser who purchases the notes at their "issue price" as defined in Section 1273 of the Code and generally does not discuss the tax considerations applicable to subsequent purchasers of the notes. We have not sought any ruling from the IRS or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of the federal estate or gift tax laws or the tax laws (except as set forth below with respect to Non-U.S. Holders) of any applicable foreign, state, local or other jurisdiction.

        INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. HOLDERS

        TAXATION OF INTEREST

        Interest paid on the notes will be included in the income of a U.S. Holder as ordinary income at the time it is treated as received or accrued, in accordance with such holder's regular method of accounting for U.S. federal income tax purposes. Under Treasury Regulations, the possibility of an additional payment under a note may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized by a holder in respect of such note (or the timing of such recognition) if the likelihood of the payment, as of the date the notes are issued, is remote. A holder may require us to redeem any and all of his notes in the event of a fundamental change. We believe that the likelihood of a liquidated damages payment with respect to the notes is remote and do not intend to treat such possibility as affecting the yield to maturity of any note. Similarly, we intend to take the position that a "fundamental change" is remote under the Treasury Regulations, and likewise do not intend to treat the possibility of a "fundamental change" as affecting the yield to maturity of any note. There can be no assurance that the IRS will agree with such positions. In the event either contingency occurs, it would affect the amount and timing of the income that must be recognized by a U.S. Holder of notes.

        SALE, EXCHANGE OR REDEMPTION OF THE NOTES

        Upon the sale, exchange (other than a conversion) or redemption of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and (ii) such holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to such holder. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the note is more than one year at the time of sale, exchange or redemption. Long-term capital gains recognized by certain noncorporate U.S. Holders, including individuals, will generally be subject to a maximum rate of tax of 20%. The deductibility of capital losses is subject to limitations.

        MARKET DISCOUNT

        The market discount rules discussed below apply to any note purchased after original issue at a price less than its stated redemption price at maturity as well as any note purchased at original issue for an amount less than its "issue price." Generally, the "issue price" of a note will equal the first price at which a substantial amount of notes included in the issue of which the note is a part is sold (ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers).

        A U.S. Holder that purchases a note at a market discount generally will be required to treat any principal payments on, or any gain on the disposition on maturity of, such note as ordinary income to the extent of the accrued market discount (not previously included in income) at the time of such payment or disposition. In general, subject to a de minimis exception, market discount is the amount by which the note's stated redemption price at maturity exceeds the U.S. Holder's basis in the note immediately after the note is acquired. A note is not treated as purchased at a market discount, however, if the market discount is less than .25 percent of the stated redemption price at maturity of the note multiplied by the number of complete years to maturity from the date when the U.S. Holder acquired the note. Market discount on a note will accrue on a straight-line basis, unless the U.S. Holder elects to accrue such discount on a constant yield to maturity basis. This election is irrevocable and applies only to the note for which it is made. The U.S. Holder may also elect to include market discount in income currently as it accrues. This election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If a U.S. Holder of a note acquired at a market discount disposes of such note in any non-taxable transaction (other than a nonrecognition transaction defined in section 1276(c) of the Code), accrued market discount will be includable as ordinary income to the holder as if such holder had sold the note at its fair market value. A U.S. Holder may be required to defer until the maturity of the note or, in certain circumstances, its earlier disposition the deduction or all or a portion of the interest expense attributable to debt incurred or continued to purchase or carry a note with market discount, unless an election to include the market discount on a current basis is made.

        AMORTIZABLE BOND PREMIUM

        A U.S. Holder that purchases a note for an amount in excess of its stated redemption price at maturity will generally be considered to have purchased the note with "amortizable bond premium." A U.S. Holder generally may elect to amortize such premium using the constant yield to maturity method. The amount amortized in any year will generally be treated as a reduction of the U.S. Holder's interest income on the note. If the amortizable bond premium allocable to a year exceeds the amount of interest allocable to that year, the excess would be allowed as a deduction for that year but only to the extent of the U.S. Holder's prior interest inclusions on the note. The premium on a note held by a U.S. Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on the sale, redemption, retirement or other disposition of the note. The election to amortize the premium on a constant yield to maturity method, once made, generally applies to all bonds held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

        CONVERSION OF THE NOTES

        A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except to the extent common stock is considered attributable to accrued interest not previously included in income (which will be taxable as ordinary income) or with respect to cash received in lieu of a fractional share of common stock. A U.S. Holder's tax basis in common stock received on conversion of a note will be the same as such holder's adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for common stock received on conversion will generally include the holding period of the note converted. However, a U.S. Holder's tax basis in shares of common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income and the holding period for such shares shall begin on the date of conversion.

        Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share).

        DIVIDENDS

        Distributions, if any, made on common stock after a conversion generally will be included in the income of a U.S. Holder as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder's basis in common stock and thereafter as capital gain.

        Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received constructive distributions where the conversion price of such instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our shareholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. Holders of notes will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. In certain circumstances the failure to provide for such an adjustment may result in taxable dividend income to the U.S. Holders of common stock.

        SALE OF COMMON STOCK

        Upon the sale or exchange of common stock a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such U.S. Holder's adjusted tax basis in common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to a maximum rate of tax of 20%. A U.S. Holder's basis and holding period in common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes". The deductibility of capital losses is subject to limitations.

SPECIAL TAX RULES APPLICABLE TO NON-U.S. HOLDERS

        In general, subject to the discussion below concerning backup withholding:

        (a) Payments of principal or interest on the notes by us or any paying agent to a beneficial owner of a note that is a Non-U.S. Holder will not be subject to U.S. withholding tax, provided that, in the case of interest, (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, within the meaning of Section 871(h)(3) of the Code, (ii) such Non-U.S. Holder is not a "controlled foreign corporation" with respect to which Conexant is a "related person" within the meaning of the Code, (iii) such Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (iv) the certification requirements under Section 871(h) or
               Section 881(c) of the Code and Treasury Regulations thereunder (discussed below) are satisfied;

        (b) A Non-U.S. Holder of a note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such note or common stock unless
               (i) such Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, (ii) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder, (iii) the Non-U.S. Holder is subject to Code provisions applicable to certain U.S. expatriates or (iv) in the case of common stock held by a person who holds more than 5% of such stock, we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such Non-U.S. Holder held common stock, a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes. We do not believe that we are currently a USRPHC or that we will become one in the future; and

        (c) Interest on notes not excluded from U.S. withholding tax as described in (a) above and dividends on common stock after conversion generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax.

        To satisfy the certification requirements referred to in (a)(iv) above, Sections 871(h) and 881(c) of the Code and currently effective Treasury Regulations thereunder require that either (i) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a Non-U.S. Holder and must provide such owner's name and address and U.S. taxpayer identification number ("TIN"), if any, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (a "financial institution") and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8, under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or any financial institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof).

        Treasury Regulations effective for payments made after December 31, 2000, will provide alternative methods for satisfying the certification requirements described above and below, subject to certain grandfathering provisions. These new regulations also require, in the case of notes held by a foreign partnership, that (i) the certification be provided by the partners rather than by the foreign partnership and (ii) the partnership provide certain information, including a TIN. A look-through rule will apply in the case of tiered partnerships.

        If a Non-U.S. Holder of a note or common stock is engaged in a trade or business in the U.S. and if interest on the note, dividends on common stock, or gain realized on the sale, exchange or other disposition of the note or common stock is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest, dividends or gain on a net income basis in the same manner as if it were a U.S. Holder. In lieu of the certificate described above, such a Non-U.S. Holder will be required, under currently effective Treasury Regulations, to provide Conexant with a properly executed IRS Form 4224 in order to claim an exemption from withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

        U.S. FEDERAL ESTATE TAX

        A note held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Conexant and, at the time of the individual's death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. common stock held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

        Non-U.S. Holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the notes and common stock.

BACKUP WITHHOLDING AND INFORMATION REPORTING

        Backup withholding of U.S. federal income tax at a rate of 31% may apply to payments made in respect of a note or common stock to a U.S. Holder that is not an "exempt recipient" and that fails to provide certain identifying information (such as the holder's TIN) in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Payments made in respect of a note or common stock must be reported to the IRS, unless the U.S. Holder is an exempt recipient or otherwise establishes an exemption.

        In the case of payments of interest on a note to a Non-U.S. Holder, Treasury Regulations provide that backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established (provided that neither we nor a paying agent have actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not in fact satisfied).

        Dividends on common stock paid to Non-U.S. Holders that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting.

        Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a broker that is a U.S. related person (a "controlled foreign corporation" (within the meaning of the Code) or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S.) are currently subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a Non-U.S. Holder and no actual knowledge that such evidence is false and certain other conditions are met. Temporary Treasury Regulations indicate that such payments are not currently subject to backup withholding. Under current Treasury Regulations, payments of the proceeds of a sale of a note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a Non-U.S. Holder and satisfies certain other qualifications (and no agent or broker who is responsible for receiving or reviewing, such statement has actual knowledge that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules from a payment to a holder of a note or common stock will be allowed as a refund or credit against such holder's U.S. federal income tax provided that the required information is furnished to the IRS in a timely manner.

        As noted above, new regulations will generally be applicable to payments made after December 31, 2000. In general, these new regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Under these new regulations, special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. A holder of a note or common stock should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the impact of these new regulations on payments made with respect to notes or common stock after December 31, 2000.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISER AS TO THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND COMMON STOCK. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE U.S. ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                             SELLING SECURITYHOLDERS

        The notes were originally issued by Conexant and sold by the initial purchasers of the notes in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers or other institutional accredited investors. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and shares of common stock into which the notes are convertible.

        The following table sets forth information, as of _______, 2000, with respect to the selling securityholders and the principal amounts of notes beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling security holders. The selling securityholders may offer all, some or none of the notes or the common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. The percentage of notes outstanding beneficially owned by each selling securityholder is based on $650,000,000 aggregate principal amount of notes outstanding. The number of shares of common stock owned prior to the offering includes shares of common stock into which the notes are convertible. The number of shares of common stock offered hereby is based on a conversion price of $108.00 per share of common stock and a cash payment in lieu of any fractional share. No selling securityholder named in the table below beneficially owns one percent or more of our common stock based on _______ shares of common stock outstanding on ______, 2000. Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required. The number of shares of common stock owned by the other selling securityholders or any future transferee from any such holder assumes that they do not beneficially own any common stock other than common stock into which the notes are convertible at a conversion price of $108.00 per share.

                                 Principal Amount
                                    of Notes
                                Beneficially Owned       Percentage of        Common Stock Owned       Common Stock
        Name                    and Offered Hereby     Notes Outstanding     Prior to the Offering     Offered Hereby
        ----                    ------------------     -----------------     ---------------------     --------------
[Securityholders] .......

                                ------------------     -----------------     ---------------------     --------------

Total ...................

                                ==================     =================     =====================     ==============

        None of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with Conexant within the past three years, except that [ ].

        The initial purchasers purchased all of the notes from us in a private transaction in February, 2000. All of the notes were "restricted securities" under the Securities Act prior to this registration. The selling securityholders have represented to us that they purchased the shares for their own account for investment only and not with a view toward selling or distributing them, except pursuant to sales registered under the Securities Act or exempt from such registration.

        Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required. Information concerning the securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion price, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

        The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

        The common stock may be sold in one or more transactions at:

        -      fixed prices,

        -      prevailing market prices at the time of sale,

        -      prices related to the prevailing market prices,

        -      varying prices determined at the time of sale, or

        -      negotiated prices.

        These sales may be effected in transactions:

        - on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market,

        -      in the over-the-counter market,

        - otherwise than on such exchanges or services or in the over-the-counter market,

        - through the writing of options, whether the options are listed on an options exchange or otherwise, or

        -      through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

        In connection with the sale of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the notes and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying common stock to broker-dealers that in turn may sell these securities.

        The aggregate proceeds to the selling securityholders from the sale of the notes or the underlying common stock offered by them hereby will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

        Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

        In order to comply with the securities laws of some states, if applicable, the notes and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        The selling securityholders and any broker-dealers or agents that participate in the sale of the notes and the underlying common stock may be deemed to be "underwriters" within the meaning of Section 2(l1) of the Securities Act. Profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be "underwriters" within the meaning of Section 2(l1) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling securityholders may be deemed to be "underwriters," they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

        The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.

        A selling securityholder may decide not to sell any notes or the underlying common stock described in this prospectus. We cannot assure you that any selling securityholder will use this prospectus to sell any or all of the notes or the underlying common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

        With respect to a particular offering of the notes and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

        -      the specific notes or common stock to be offered and sold,

        -      the names of the selling securityholders,

        - the respective purchase prices and public offering prices and other material terms of the offering,

        - the names of any participating agents, broker-dealers or underwriters, and

        - any applicable commissions, discounts, concessions and other items constituting, compensation from the selling securityholders.

        We entered into the registration rights agreement for the benefit of holders of the notes to register their notes and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that the selling securityholders and Conexant will indemnify each other and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the notes and the underlying common stock to the public, but each selling securityholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

                                  LEGAL MATTERS

        The validity of the issuance of the notes and the common stock issuable on conversion of the notes will be passed upon for us by Latham & Watkins, New York, New York.

                                     EXPERTS

        The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Conexant Systems, Inc. Annual Report on Form 10-K for the year ended September 30, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Maker Communications, Inc. incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                         HOW TO OBTAIN MORE INFORMATION

        In accordance with the Exchange Act, we file reports, proxy and information statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy and information statements and other information that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding registrants (including Conexant) that file electronically with the SEC (http://www.sec.gov). Our internet site is http://www.conexant.com.

        You also may inspect reports, proxy statements and other information about Conexant at the offices of The Nasdaq Stock Market, Inc. National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's public reference room or internet site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

        The SEC's rules allow us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those filings. This information we incorporate by reference is considered a part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede this information. Any such information so modified or superseded will not constitute a part of this prospectus, except as so modified or superseded. We incorporate by reference the following documents and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling securityholders sell all of the notes or the shares of common stock offered by this prospectus:

        - The descriptions of the common stock and the preferred share purchase rights contained on pages 78 and 85-87 in our Registration Statement on Form 10, as amended (File Number 00-24923) dated December 1, 1998, as amended by Part II, Item 2 of the Quarterly Report on Form 10-Q for the quarter ended December 31, 1999;

        - Our Annual Report on Form 10-K for the fiscal year ended September 30, 1999 (including the portions of our Proxy Statement for our 2000 Annual Meeting of Shareowners that are incorporated therein by reference);

        - Our Quarterly Report on Form 10-Q for the quarter ended December 31, 1999;

        - Our Current Report on Form 8-K dated January 4, 2000, as amended by our Current Report on Form 8-K/A dated January 11, 2000; and

        -      Our Current Report on Form 8-K dated February 16, 2000.



        Upon written or oral request, we will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material to Office of the Secretary, Conexant Systems, Inc., 4311 Jamboree Road, Newport Beach, California 92660-3095 (telephone number (949) 483-4600).

                           FORWARD-LOOKING STATEMENTS

        In addition to historical information, this prospectus contains statements relating to our future results. These statements include certain projections and business trends which are "forward looking" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date of this prospectus. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

        Our actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those described under "Risk Factors" as well as those set forth below and those detailed from time to time in our filings with the SEC:

        - global and market conditions, including, without limitation, the cyclical nature of the semiconductor industry and the markets related to our products and those of our customers;

        -      demand for and market acceptance of new and existing products;

        -      successful development of new products;

        -      timing of new product introductions;

        - successful integration of Maker Communications, Inc. as well as the successful integration of our other recent acquisitions;

        -      availability and extent of use of manufacturing capacity;

        -      pricing pressures and other competitive factors;

        -      changes in product mix;

        -      fluctuations in manufacturing yields;

        -      product obsolescence;

        - our ability to develop and implement new technologies and to obtain protection of the related intellectual property;

        -      the successful implementation of our diversification strategy;

        -      our labor relations and those of our customers and suppliers;

        -      uncertainties of litigation; and

        -      other risks and uncertainties.

        The Conexant logo is a trademark of Conexant Systems, Inc. Other brands, names and trademarks contained in this prospectus are the property of their respective owners.

                                  $650,000,000

                             CONEXANT SYSTEMS, INC.

                   4 % CONVERTIBLE SUBORDINATED NOTES DUE 2007
          SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES




                                   PROSPECTUS








YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the costs and expenses payable by the registrant in connection with the sale of the 4% Convertible Subordinated Notes Due 2007 and the common stock being registered. All of the amounts shown are estimates except the Securities and Exchange Commission (the "Commission") registration fee and the Nasdaq National Market additional listing fee.

                                                                                 Amount
                                                                                --------
Commission Registration Fee.................................................    $171,600
Nasdaq National Market additional listing fee...............................    $      0
*Costs of Printing..........................................................    $  1,560
*Legal Fees and Expenses....................................................    $ 50,000
*Accounting Fees and Expenses...............................................    $100,000
*Miscellaneous Expenses.....................................................    $  1,840
                                                                                --------
  *Total....................................................................    $325,000

*    Estimated

ITEM 15.  LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Delaware General Corporation Law permits Delaware corporations to eliminate or limit the monetary liability of directors for breach of their fiduciary duty of care, subject to certain limitations. Our restated certificate of incorporation provides that our directors are not liable to the Conexant or its shareowners for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to Conexant or its shareowners, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock or (4) for any transaction from which a director derived an improper personal benefit.

        The Delaware General Corporation Law provides for indemnification of directors, officers, employees and agents subject to certain limitations. Our by-laws and the appendix thereto provide for the indemnification of our directors, officers, employees and agents to the extent permitted by Delaware law. Our directors and officers are insured against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

ITEM 16.  INDEX TO EXHIBITS.

4.1     Indenture, dated as of February 1, 2000, between Conexant Systems, Inc.
        and Bank One, N.A., as trustee, including the form of 4% Convertible
        Subordinated Note Due 2007 attached as Exhibit A thereto.

4.2 Registration Rights Agreement, dated as of February 1, 2000, by and among Conexant Systems, Inc. and Morgan Stanley & Co. Incorporated.

4.3 Restated Certificate of Incorporation of Conexant Systems, Inc., filed as Exhibit 4.1 to Conexant's Registration Statement on Form S-8
        (Registration No. 333-68755), and Amendment to Restated Certificate

        of Incorporation, filed as Exhibit 4.a.2 to Conexant's Registration
        Statement on Form S-3 (Registration No. 333-30596) are incorporated herein by reference.

4.4     Amended By-Laws of Conexant, filed as Exhibit 4.2 to Conexant's
        Registration Statement on Form S-8 (Registration No. 333-68755), is incorporated herein by reference.

4.5     Specimen certificate for Common Stock, par value $1 per share, filed as
        Exhibit 4.3 to Conexant's Registration Statement on Form 10 (File No.
        000-24923), is incorporated herein by reference.

4.6     Rights Agreement, dated as of November 30, 1998, by and between Conexant
        Systems, Inc. and ChaseMellon Shareholder Services, L.L.C. as rights agent, filed as Exhibit 4.4 to Conexant's Registration Statement on Form
        S-8 (Registration No. 333-68755) is incorporated herein by reference.

5 Opinion of Latham & Watkins, counsel to the registrant, regarding the legality of the notes and the common stock into which the notes are convertible.

12      Statement re: Computation of Ratios

23.1    Consent of Deloitte & Touche LLP, independent auditors.

23.2    Consent of Arthur Andersen LLP, independent public accountants.

23.3 Consent of Latham & Watkins, contained in its opinion filed as Exhibit 5 to this Registration Statement.

24      Power of Attorney authorizing certain persons to sign this Registration
        Statement on behalf of certain directors and officers of Conexant.

25      Form T-1 Statement of Eligibility and Qualification under the Trust
        Indenture Act of 1939, as amended, of Bank One, N.A., trustee under the indenture.

ITEM 17.  UNDERTAKINGS.

        A. The Company hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                      (i) To include any prospectus required by Section 10(a)(3)
               of the Securities Act;

                      (ii) To reflect in the prospectus any facts or events
               arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total increase or decrease in volume of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price, set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                      (iii) To include any material information with respect to
               the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               (4) That, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to
    Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described above, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEWPORT BEACH, STATE OF CALIFORNIA, ON THE 14TH DAY OF MARCH, 2000.

                                          CONEXANT SYSTEMS, INC.

                                          By /s/ Dwight W. Decker
                                             -----------------------------------
                                             (Dwight W. Decker, Chairman and
                                              Chief Executive Officer)

        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED ON THE 14TH DAY OF MARCH, 2000 BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED:


          DWIGHT W. DECKER*                Chairman of the Board and Chief Executive Officer
                                              (principal executive officer) and Director

          DONALD R. BEALL*                                     Director

           JERRE L. STEAD*                                     Director

        BALAKRISHNAN S. IYER*              Senior Vice President and Chief Financial Officer
                                                     (principal financial officer)

         STEVEN M. THOMSON*                          Vice President and Controller
                                                    (principal accounting officer)

*By       /s/       DENNIS E. O'REILLY
(Dennis E.  O'Reilly, Attorney-in-fact)**

** By authority of the power of attorney filed as Exhibit 24 to this Registration Statement.

                                  EXHIBIT INDEX




EXHIBIT NUMBER
--------------
     4.1            Indenture, dated as of February 1, 2000, between Conexant
                    Systems, Inc. and Bank One, N.A., as trustee, including the form of 4% Convertible Subordinated Notes Due 2007 attached as Exhibit A thereto

     4.2 Registration Rights Agreement, dated as of February 1, 2000, by and among Conexant Systems, Inc. and Morgan Stanley & Co.
                    Incorporated

      5 Opinion of Latham & Watkins, counsel to the registrant, regarding the legality of the notes and the common stock into which the notes are convertible

      12            Statement re: Computation of Ratios

     23.1           Consent of Deloitte & Touche LLP, independent auditors

     23.2           Consent of Arthur Andersen LLP, independent public accountants

     23.3 Consent of Latham & Watkins, contained in its opinion filed as Exhibit 5 to this Registration Statement

      24 Power of Attorney authorizing certain persons to sign this Registration Statement on behalf of certain directors and officers of Conexant

      25            Form T-1 Statement of Eligibility and Qualification under the
                    Trust Indenture Act of 1939, as amended, of Bank One, N.A., trustee under the indenture